Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The Clorox Company
(Dollars in millions, except per share amounts)

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is designed to provide a reader of the Company’s financial statements with a narrative from the perspective of management on the Company’s financial condition, results of operations, liquidity and certain other factors that may affect future results. In certain instances, parenthetical references are made to relevant sections of the Notes to Consolidated Financial Statements to direct the reader to a further detailed discussion. This section should be read in conjunction with the Consolidated Financial Statements and Supplementary Data included in this Annual Report on Form 10-K. The following sections are included herein:

  Executive Overview
  Results of Operations
  Financial Position and Liquidity
  Contingencies
  Quantitative and Qualitative Disclosures about Market Risk
  New Accounting Pronouncements
  Critical Accounting Policies and Estimates
  Summary of Non-GAAP Financial Measures

EXECUTIVE OVERVIEW

The Clorox Company (the Company or Clorox) is a leading manufacturer and marketer of consumer and professional products with approximately 8,400 employees worldwide as of June 30, 2012, and fiscal year 2012 net sales of $5,468. Clorox sells its products primarily through mass merchandisers, grocery stores, other retail outlets, distributors and medical supply providers. Clorox markets some of consumers’ most trusted and recognized brand names, including its namesake bleach and cleaning products, Clorox Healthcare™, HealthLink®, Aplicare® and Dispatch® products, Green Works® naturally derived home care products, Pine-Sol® cleaners, Poett® home care products, Fresh Step® cat litter, Glad® bags, wraps and containers, Kingsford® charcoal, Hidden Valley® and K C Masterpiece® dressings and sauces, Brita® water-filtration products, and Burt’s Bees® and güd® natural personal care products. The Company manufactures products in more than two dozen countries and markets them in more than 100 countries.

The Company primarily markets its leading brands in midsized categories considered to have attractive economic profit potential. Most of the Company’s products compete with other nationally advertised brands within each category and with “private label” brands.

The Company operates through strategic business units that are aggregated into four reportable segments: Cleaning, Household, Lifestyle and International. Beginning in the fourth quarter of fiscal year 2012, natural personal care financial results outside the U.S. are being reported in the International segment rather than in the Lifestyle segment because management of the International segment now has primary oversight of the natural personal care financial results outside the U.S. All periods presented have been recast to reflect this change. The four reportable segments consist of the following:

  Cleaning consists of laundry, home care and professional products marketed and sold in the United States. Products within this segment include laundry additives, including bleach products under the Clorox® brand and Clorox 2® stain fighter and color booster; home care products, primarily under the Clorox®, Formula 409®, Liquid-Plumr®, Pine-Sol®, S.O.S® and Tilex® brands; naturally derived home care products under the Green Works® brand; and professional cleaning and disinfecting products under the Clorox®, Dispatch®, Aplicare®, HealthLink® and Clorox HealthcareTM brands.

  Household consists of charcoal, cat litter and plastic bags, wraps and container products marketed and sold in the United States. Products within this segment include plastic bags, wraps and containers under the Glad® brand; cat litter products under the Fresh Step®, Scoop Away® and Ever Clean® brands; and charcoal products under the Kingsford® and Match Light® brands.

  Lifestyle consists of food products, water-filtration systems and filters and natural personal care products marketed and sold in the United States. Products within this segment include dressings and sauces, primarily under the Hidden Valley® and K C Masterpiece® and Soy Vay® brands; water-filtration systems and filters under the Brita® brand; and natural personal care products under the Burt’s Bees® and güd® brands.

  International consists of products sold outside the United States. Products within this segment include laundry, homecare, water-filtration, charcoal and cat litter products, dressings and sauces, plastic bags, wraps and containers and natural personal care products, primarily under the Clorox®, Javex®, Glad®, PinoLuz®, Ayudin®, Limpido®, Clorinda®, Poett®, Mistolin®, Lestoil®, Bon Bril®, Nevex®, Brita®, Green Works®, Pine-Sol®, Agua Jane®, Chux®, Kingsford®, Fresh Step®, Scoop Away®, Ever Clean®, K C Masterpiece®, Hidden Valley® and Burt’s Bees® brands.

Non-GAAP Financial Measures

This Executive Overview, the succeeding sections of MD&A and Exhibit 99.3 include certain financial measures that are not defined by accounting principles generally accepted in the United States of America (U.S. GAAP). These measures, which are referred to as non-GAAP measures, are listed below.

  Economic profit (EP)
  Free cash flow
  Free cash flow as a percentage of net sales
  Earnings before interest and taxes (EBIT) margin (EBIT as a percentage of net sales)

Where indicated each of the following financial measures is presented on a U.S. GAAP basis as well as a non-GAAP basis to exclude the fiscal year 2011 noncash goodwill impairment charge:

  Earnings from continuing operations
  Diluted net earnings per share from continuing operations
  Earnings from continuing operations before income taxes

For a discussion of these measures and the reasons management believes they are useful to investors, refer to “Summary of Non-GAAP Financial Measures” below. This MD&A and Exhibit 99.3 include reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Strategic Goals and Initiatives – Centennial Strategy

Since 2006, Clorox has been operating under its Centennial Strategy, which guides its strategic choices and financial goals to drive growth through its 100-year anniversary in fiscal year 2013.

In May 2012, the Company updated its financial goals, including a target for annual organic sales growth in the range of 3-5 percent; 25-50 basis points of annual improvement in EBIT margin; and free cash flow as a percentage of net sales of 10-12 percent, which the Company anticipates using to invest in the business, maintain debt leverage within its target range and return cash to shareholders through dividends and share repurchases.

Clorox continues to reshape its portfolio toward more strategic businesses aligned with the four consumer megatrends of health & wellness, sustainability, the multicultural marketplace and affordability/value. The Company is also focused on the growth pillars of U.S. Retail, Professional Products and International businesses: growing U.S. Retail through execution of its “3D” demand creation model; growing Professional Products by expanding its healthcare business organically and through bolt-on acquisitions; and growing International by focusing on existing markets where the Company has significant scale and competitive advantage.

Clorox also will continue enhancing its capabilities in the “3Ds”: Desire, Decide and Delight, as a means of increasing consumer loyalty. 3D capabilities include breakthrough marketing communications to drive consumer desire, stand-out product packaging and in-store promotions to compel purchase decisions at the point of decide and superior quality products to delight consumers. Moreover, Clorox aims to accelerate its innovation efforts and has raised its annual target for sales growth from new products from 2 percent to 3 percent.

Looking forward, the Company will continue to execute against its strategy to deliver profitable growth and long-term shareholder value.

Fiscal Year 2012 Financial Highlights

The Company reported earnings from continuing operations for the fiscal year ended June 30, 2012, of $543 and diluted net earnings per share from continuing operations of $4.10 based on weighted average diluted shares outstanding of approximately 132 million. This compares to earnings from continuing operations for the fiscal year ended June 30, 2011, of $287 and diluted net earnings per share from continuing operations of $2.07 based on weighted average diluted shares outstanding of approximately 138 million. Excluding the noncash goodwill impairment charge of $258, which the Company recorded in fiscal year 2011, the Company reported earnings from continuing operations of $545 or $3.93 diluted net earnings per share from continuing operations for the fiscal year ended June 30, 2011.

In fiscal year 2012, the Company delivered solid growth and remains focused on rebuilding margins despite continuing to face a challenging business and consumer environment. The Company addressed these challenges through the execution of the 3D demand creation model, implementation of price increases, product innovation and product improvements that meet consumer demands and deliver value to consumers, as well as cost structure management.

Key fiscal year 2012 results are summarized as follows:

  The Company’s fiscal year 2012 net sales grew 5% with increases in all four reportable segments as a result of slightly improving U.S. categories, successful pricing execution, strong base business results and the benefit of the recent acquisitions of HealthLink, Aplicare, Inc. and Soy Vay Enterprises, Inc.

  The Company’s gross margin decreased to 42.1% in fiscal year 2012 from 43.5% in fiscal year 2011, reflecting higher costs for commodities, manufacturing and logistics. These results were partially offset by the benefit of price increases and cost savings.

  The Company responded to cost pressures by taking pricing actions, which resulted in a gross margin benefit of approximately $150, and aggressively managing costs, which generated approximately $100 of cost savings.

  EP increased to $402 in fiscal year 2012 compared to $393 in fiscal year 2011 (Refer to the reconciliation of EP to earnings from continuing operations before income taxes in Exhibit 99.3).

  The Company delivered diluted net earnings per share from continuing operations in fiscal year 2012 of $4.10, an increase of approximately 4% from fiscal year 2011 diluted net earnings per share of $3.93, excluding the fiscal year 2011 noncash goodwill impairment charge.

  Free cash flow was $428 or 8% of net sales in fiscal year 2012, a decline from $462 or 9% of net sales in fiscal year 2011 (Refer to “Free cash flow” below).

  The Company returned $315 in dividends to stockholders and in May 2012 announced an increase of nearly 7% in the cash dividend to $2.56 per share from $2.40 per share. In addition, using the remaining proceeds from the Company’s November 2010 sale of its global auto care businesses (Auto Businesses), the Company repurchased approximately 2.4 million shares of its common stock at a cost of approximately $158. In fiscal year 2012, the Company repurchased a total of 3.4 million shares of its common stock at a cost of approximately $225, reducing total common shares outstanding by a net of 1% for the fiscal year.

RESULTS OF OPERATIONS

Management’s discussion and analysis of the Company’s results of operations, unless otherwise noted, compares fiscal year 2012 to fiscal year 2011, and fiscal year 2011 to fiscal year 2010, using percentage and basis point changes calculated on a rounded basis, except as noted.

CONSOLIDATED RESULTS

Continuing Operations

Net sales in fiscal year 2012 increased 5%. Volume increased 2%, driven by higher shipments in the professional products business, primarily due to the recent acquisitions of HealthLink and Aplicare, Inc.; higher shipments of Clorox® disinfecting wipes behind strong merchandising activities; higher shipments in Argentina; higher shipments of Fresh Step® cat litter behind new product innovation; higher shipments of Burt’s Bees® natural personal care products, primarily driven by increased merchandising and new products, including the launch of the güd® natural personal care line; and higher shipments of the on-the-go Brita® Bottle. These increases were partially offset by lower shipments of Clorox® laundry additives, primarily due to price increases; lower shipments in the nonstrategic export business; lower shipments of Glad® base trash bags due to price increases; lower shipments in Venezuela, primarily driven by the Venezuelan government’s new price control law; and lower shipments of Pine-Sol® cleaners, primarily due to price increases. Net sales growth outpaced volume growth primarily due to the benefit of price increases (approximately 480 basis points), partially offset by unfavorable product mix (approximately 110 basis points) and higher trade-promotion spending (approximately 60 basis points).

Net sales in fiscal year 2011 were flat, primarily due to the benefit of price increases offset by unfavorable product mix, the impact of customer pick-up allowances and unfavorable foreign exchange rates, primarily related to Venezuela. Volume was also flat, which reflected higher shipments of Burt’s Bees® natural personal care products, primarily driven by lip balm strength and international market growth; higher shipments of Pine-Sol® cleaners, primarily due to increased merchandising events and distribution gains; and higher shipments of Fresh Step® cat litter, driven by product improvements and increased merchandising events. These increases were offset by lower shipments of Glad® food storage products and Glad® trash bags, primarily due to competitive activity. Category consumption on an all-outlet basis was down approximately 2% for fiscal year 2011; however, the Company increased its all-outlet market share by approximately 0.5%. In addition, strong retailer merchandising in the prior fiscal year, primarily related to Kingsford® charcoal products and Hidden Valley® bottled salad dressings, contributed to the Company’s flat sales.

Gross profit increased 1% in fiscal year 2012, from $2,273 to $2,304, and gross margin, defined as gross profit as a percentage of net sales, decreased 140 basis points to 42.1%. Gross margin contraction in fiscal year 2012 reflects 220 basis points from higher commodity costs, 180 basis points from higher manufacturing and logistics costs and 90 basis points from unfavorable product mix. These factors were partially offset by 220 and 160 basis points from the benefits of price increases and cost savings, respectively.

Gross profit decreased 2% in fiscal year 2011, from $2,319 to $2,273, and gross margin decreased 80 basis points to 43.5%. Gross margin contraction in fiscal year 2011 reflects 160 basis points from higher commodity costs and 60 basis points from unfavorable product mix. These factors were partially offset by 170 basis points from cost savings and 80 basis points from the benefit of price increases.

Diluted net earnings per share from continuing operations

The following table includes a reconciliation of diluted net earnings per share from continuing operations to diluted net earnings per share from continuing operations before the noncash goodwill impairment charge of $258 recognized in fiscal year 2011:

	2012	2011	2010
Diluted net earnings per share from continuing operations	$4.10	$2.07	$3.69
Add back: Noncash goodwill impairment per share	-	1.86	-
Diluted net earnings per share from continuing operations
before noncash goodwill impairment	$4.10	$3.93	$3.69
Percent change from prior fiscal year	4.3%	6.5%	10.8%

Excluding the fiscal year 2011 noncash goodwill impairment charge, the Company’s diluted net earnings per share from continuing operations increased $0.17 in fiscal year 2012, driven by price increases implemented across the portfolio, higher volume, strong cost savings, share repurchases and a lower effective tax rate. These factors were partially offset by higher commodity costs; inflationary pressures impacting manufacturing and logistics costs; and higher selling and administrative costs, primarily due to higher employee incentive compensation costs and investments in the Company’s information technology (IT) systems and a new facility located in Pleasanton, Calif.

Excluding the fiscal year 2011 noncash goodwill impairment charge, the Company’s diluted net earnings per share from continuing operations increased $0.24 in fiscal year 2011, primarily driven by cost savings, the benefit of price increases, lower employee incentive compensation costs, lower interest expense, a lower effective tax rate and share repurchases. These increases were partially offset by higher commodity costs, unfavorable product mix and higher manufacturing and logistics costs.

Free cash flow

	2012	2011	2010
Net cash provided by continuing operations	$620	$690	$764
Less: capital expenditures	(192)	(228)	(201)
Free cash flow	$428	$462	$563
Free cash flow as a percentage of net sales	7.8%	8.8%	10.8%

Free cash flow as a percentage of net sales decreased in fiscal year 2012, primarily due to lower tax payments in fiscal year 2011, resulting from favorable tax depreciation rules, and the timing of tax payments in the current year.

Free cash flow as a percentage of net sales decreased in fiscal year 2011, primarily due to changes in working capital and higher capital expenditures for investments in IT systems and the new Pleasanton facility.

Expenses

				Change		% of Net sales
	2012	2011	2010	2012 to 2011	2011 to 2010	2012	2011	2010
Selling and administrative expenses	$798	$735	$734	9%	-%	14.6%	14.1%	14.0%
Advertising costs	482	502	494	(4)	2	8.8	9.6	9.4
Research and development costs	121	115	118	5	(3)	2.2	2.2	2.3

Selling and administrative expenses increased in fiscal year 2012, driven by higher employee incentive compensation costs and investments in the Company’s IT systems and the new Pleasanton facility, partially offset by cost savings.

Selling and administrative expenses remained flat in fiscal year 2011, as increased investments in IT systems and the new Pleasanton facility were offset by lower employee incentive compensation costs and cost savings, primarily from the Company’s restructuring activities.

Advertising costs decreased as a percentage of net sales in fiscal year 2012, primarily driven by reduced media spending.

Advertising costs increased in fiscal year 2011, as the Company increased its investment behind new products and its established brands, primarily related to Hidden Valley® and K C Masterpiece® dressings and sauces, the on-the-go Brita® Bottle, and International initiatives. These increases were partially offset by decreased investment behind Green Works® natural cleaning products and Glad® trash bags, and cost savings.

Research and development costs remained flat as a percentage of net sales in fiscal year 2012 as the Company continues to support its new products and established brands with an emphasis on innovation.

Research and development costs decreased in fiscal year 2011, primarily due to lower employee incentive compensation costs and decreased investment behind Green Works® natural cleaning products, partially offset by increased investment behind Burt’s Bees® natural personal care products, Brita® water-filtration products and International initiatives.

Goodwill impairment, interest expense, other (income) expense, net, and the effective tax rate on income from continuing operations

	2012	2011	2010
Goodwill impairment	$-	$258	$-
Interest expense	125	123	139
Other (income) expense, net	(13)	(23)	29
Income taxes from continuing operations	248	276	279

Goodwill impairment

During the fourth quarter of fiscal year 2012, the Company completed its annual impairment test of goodwill, trademarks with indefinite lives and other indefinite-lived intangible assets and no instances of impairment were identified.

During fiscal year 2011, the Company identified challenges in increasing sales for the Burt’s Bees business in certain international markets in accordance with projections, particularly in the European Union and Asia. Additionally, during fiscal year 2011, the Company initiated its process for updating the three-year long-range financial and operating plan for the Burt’s Bees business. In addition to slower than projected growth of international sales and challenges in the timing of certain international expansion plans, the domestic natural personal care category had not recovered in accordance with the Company’s projections. Following a comprehensive reevaluation, the Company recognized a noncash goodwill impairment charge of $258 during fiscal year 2011.

The impairment charge was a result of changes in the assumptions used to determine the fair value of the Burt’s Bees business based on slower than forecasted category growth as well as challenges in international expansion plans, which adversely affected the original assumptions for international growth and the estimates of expenses necessary to achieve that growth. The revised assumptions reflected somewhat higher cost levels than previously projected. As a result of this assessment, the Company determined that the book value of the Burt’s Bees reporting unit exceeded its fair value, resulting in a noncash goodwill impairment charge of $258 recognized in fiscal year 2011. The noncash goodwill impairment charge was based on the Company’s estimates regarding the future financial performance of the Burt’s Bees business and macroeconomic factors. There was no substantial tax benefit associated with this noncash charge.

To determine the fair value of the Burt’s Bees reporting unit, which was reflected in the Lifestyle reportable segment in fiscal year 2011, the Company used a discounted cash flow (DCF) approach, as it believed this approach was the most reliable indicator of the fair value of the business. Under this approach, the Company estimated the future cash flows of the Burt’s Bees reporting unit and discounted these cash flows at a rate of return that reflected its relative risk.

The Company’s trademarks and indefinite-lived intangible assets for the Burt’s Bees reporting unit were tested for impairment in fiscal year 2011, the Company concluded that these assets were not impaired. No other instances of impairment were identified during fiscal years 2011 and 2010.

Interest expense increased $2 in fiscal year 2012, primarily due to higher average commercial paper balances. Interest expense decreased $16 in fiscal year 2011, primarily due to a decline in average debt balances.

Other (income) expense, net, of $(13) in fiscal year 2012 included $(11) of income from equity investees and $(6) of income from transition services related to the Company’s sale of its Auto Businesses; partially offset by $9 of amortization of trademarks and other intangible assets.

Other (income) expense, net, of $(23) in fiscal year 2011 included $(13) of low-income housing partnership gains, $(9) of income from transition services related to the Company’s sale of its Auto Businesses and $(8) of income from equity investees; partially offset by $9 of amortization of trademarks and other intangible assets.

Other (income) expense, net, of $29 in fiscal year 2010 included $26 of net foreign exchange transaction and remeasurement losses, primarily related to the Company’s subsidiary in Venezuela and $9 of amortization of trademarks and other intangible assets; partially offset by $(9) of income from equity investees.

The effective tax rate on income from continuing operations was 31.4%, 49.0% and 34.7% in fiscal years 2012, 2011 and 2010, respectively. The decrease in the fiscal year 2012 effective tax rate was primarily due to the substantially higher tax rate in fiscal year 2011 as a result of the non-deductible noncash goodwill impairment charge of $258 related to the Burt’s Bees reporting unit, as there was no substantial tax benefit associated with this noncash charge. Also contributing to the decrease in fiscal year 2012 was lower tax on foreign earnings, favorable tax settlements and a decrease in the blended state tax rate; partially offset by higher uncertain tax position releases in fiscal year 2011. The substantially higher tax rate in fiscal year 2011 as compared to fiscal year 2010 was also driven by the effect of the noncash goodwill impairment charge.

Discontinued operations

In September 2010, the Company entered into a definitive agreement to sell its Auto Businesses to an affiliate of Avista Capital Partners in an all-cash transaction. In November 2010, the Company completed the sale pursuant to the terms of a Purchase and Sale Agreement (Purchase Agreement) and received cash consideration of $755. The Company also received cash flows of approximately $30 related to net working capital that was retained by the Company as part of the sale. Included in earnings from discontinued operations for the fiscal year ended June 30, 2011, was an after-tax gain on the transaction of $247. In fiscal year 2012, the Company recognized $1 of additional income tax expense related to the gain on the sale, which was recorded in (losses) earnings from discontinued operations, net of tax.

As part of the Purchase Agreement, certain transition services were provided to the buyer from the date of sale, November 5, 2010, through May 5, 2012, a period of eighteen months. The purpose of the services was to provide short-term assistance to the buyer in assuming the operations of the Auto Businesses. These services did not confer to the Company the ability to influence the operating or financial policies of the Auto Businesses under their new ownership. Income from these transition services for the fiscal years ended June 30, 2012 and 2011, was $6 and $9, respectively, and was reported in other (income) expense, net, in continuing operations in the consolidated statements of earnings. The costs associated with the services were also reflected in continuing operations. Aside from the transition services, the Company included the financial results of the Auto Businesses in discontinued operations for all periods presented.

The following table includes financial results attributable to the Auto Businesses as of June 30:

	2012	2011	2010
Net sales	$-	$95	$300
Earnings before income taxes	$-	$34	$120
Income tax expense on earnings	-	(11)	(43)
(Loss) gain on sale, net of tax	(1)	247	-
(Losses) earnings from discontinued operations, net of tax	$(1)	$270	$77

SEGMENT RESULTS FROM CONTINUING OPERATIONS

Beginning in the fourth quarter of fiscal year 2012, natural personal care financial results outside the U.S. are being reported in the International segment rather than in the Lifestyle segment because management of the International segment now has primary oversight of natural personal care financial results outside the U.S. All periods presented have been recast to reflect this change. For additional information regarding the financial impacts to the Company’s net sales and profit measures, refer to Note 20 of the Notes to Consolidated Financial Statements.

The following presents the results from continuing operations of the Company’s reportable segments and certain unallocated costs reflected in Corporate (See Note 20 of the Notes to Consolidated Financial Statements for a reconciliation of segment results to consolidated results):

Cleaning

				Change
	2012	2011	2010	2012 to 2011	2011 to 2010
Net sales	$1,692	$1,619	$1,624	5%	-%
Earnings from continuing operations before income taxes	381	356	368	7	(3)

Fiscal year 2012 versus fiscal year 2011: Net sales, volume and earnings from continuing operations before income taxes increased during fiscal year 2012. Volume growth of 2% was primarily driven by higher shipments in the professional products business, primarily due to the recent acquisitions of HealthLink and Aplicare, Inc. and distribution gains in health care channels; higher shipments of Clorox® disinfecting wipes behind strong merchandising activities; and higher shipments of Clorox® disinfecting bathroom cleaner due to product innovation. These increases were partially offset by lower shipments of Clorox® laundry additives, primarily due to price increases. Net sales growth outpaced volume growth primarily due to the benefit of price increases (approximately 450 basis points), partially offset by unfavorable product mix (approximately 190 basis points). The increase in earnings from continuing operations before income taxes was primarily due to $73 of higher net sales, $22 of cost savings due to various manufacturing efficiencies and $10 of lower advertising and sales promotion expenses. These increases were partially offset by $30 of higher commodity costs, primarily resin, $14 of unfavorable product mix and $14 of higher manufacturing and logistics costs.

Fiscal year 2011 versus fiscal year 2010: Net sales were flat, volume increased and earnings from continuing operations before income taxes decreased during fiscal year 2011. Volume growth of 1% was primarily driven by increased shipments of disinfecting products in the professional products business. Also contributing to volume growth were increased shipments of several products, including Pine-Sol® cleaners, Clorox® Clean-Up® Cleaner with Bleach, Clorox® disinfecting bathroom cleaners and Clorox® Disinfecting Wipes, primarily behind strong merchandising activities. These increases were partially offset by lower shipments of Clorox® laundry additives due to category softness; and lower shipments of Tilex® mold and mildew remover, due to competitive activity. Volume growth outpaced net sales primarily due to the impact of incremental customer pick-up allowances (approximately 60 basis points). The decrease in earnings from continuing operations before income taxes was primarily driven by $27 of higher commodity costs, $17 of unfavorable product mix and other smaller items. These decreases were partially offset by $29 of cost savings, due to various manufacturing efficiencies and network consolidations, and $12 of lower advertising and sales promotion activities.

Household

				Change
	2012	2011	2010	2012 to 2011	2011 to 2010
Net sales	$1,676	$1,611	$1,663	4%	(3)%
Earnings from continuing operations before income taxes	298	278	290	7	(4)

Fiscal year 2012 versus fiscal year 2011: Net sales, volume and earnings from continuing operations before income taxes increased during fiscal year 2012. Volume growth of 1% was primarily driven by higher shipments of Fresh Step® cat litter behind new product innovation and higher shipments of Glad® OdorShield® trash bags with Febreze®; partially offset by lower shipments of Glad® base trash bags due to price increases. Net sales growth outpaced volume growth primarily due to the benefit of price increases (approximately 530 basis points). The increase in earnings from continuing operations before income taxes was primarily due to $65 of higher net sales and $35 of cost savings related to various manufacturing efficiencies. These increases were partially offset by $44 of higher commodity costs, primarily resin, and $30 of higher manufacturing and logistics costs.

Fiscal year 2011 versus fiscal year 2010: Net sales, volume and earnings from continuing operations before income taxes decreased during fiscal year 2011. Volume decline of 2% was primarily driven by lower shipments of Glad® food-storage products, primarily due to competitive activity, and lower shipments of Kingsford® charcoal products. Also contributing to volume decline was lower shipments of Glad® base trash bags, primarily due to competitive activity and the impact of price increases. These decreases were partially offset by higher shipments of Fresh Step® cat litter, driven by product improvements and increased merchandising events; and higher shipments of Glad® premium trash bags, primarily due to product improvements.

The variance between net sales and volume was primarily due to the impact of incremental customer pick-up allowances (approximately 110 basis points) and unfavorable product mix (approximately 60 basis points), partially offset by the benefits of pricing (approximately 90 basis points). The decrease in earnings from continuing operations before income taxes was primarily due to lower net sales and $30 of higher commodity costs, primarily resin, partially offset by $30 of cost savings due to various manufacturing efficiencies and product improvements, and other smaller items.

Lifestyle

				Change
	2012	2011	2010	2012 to 2011	2011 to 2010
Net sales	$901	$849	$835	6%	2%
Earnings from continuing operations before
income taxes	265	91	304	191	(70)
Noncash goodwill impairment	-	164	-
Earnings from continuing operations before income
taxes and noncash goodwill impairment charge	$265	$255	$304	4%	(16)%

Fiscal year 2012 versus fiscal year 2011: Net sales, volume and earnings from continuing operations before income taxes and noncash goodwill impairment charge increased during fiscal year 2012. Volume growth of 3% was primarily driven by higher shipments of Burt’s Bees® natural personal care products, primarily due to increased merchandising and new products, including the launch of the güd® natural personal care line, higher shipments of the on-the-go Brita® Bottle and the acquisition of Soy Vay Enterprises, Inc. These increases were partially offset by lower shipments of bottled Hidden Valley® salad dressings due to price increases and lower shipments of Brita® pour through water-filtration products. Net sales growth outpaced volume growth primarily due to the benefit of price increases (approximately 360 basis points). The increase in earnings from continuing operations before income taxes and noncash goodwill impairment charge was primarily due to $52 of higher net sales and $10 of cost savings related to various manufacturing efficiencies, partially offset by $20 of higher commodity costs, primarily soybean oil.

Fiscal year 2011 versus fiscal year 2010: Net sales and volume increased while earnings from continuing operations before income taxes and noncash goodwill impairment charge decreased during fiscal year 2011. Volume growth of 2% was primarily driven by higher shipments of Burt’s Bees® natural personal care products, due to lip balm strength. Also contributing to volume growth was higher shipments of Hidden Valley® salad dressings and higher shipments of the new on-the-go Brita® Bottle. These increases were partially offset by lower shipments of K C Masterpiece® barbeque sauces. The decrease in earnings from continuing operations before income taxes and the noncash goodwill impairment charge was primarily due to $22 of higher advertising costs in support of product innovation; $7 of higher commodity costs, primarily soybean oil and garlic; $6 of higher manufacturing and logistics costs; and $4 of higher selling and administrative expenses. These factors were partially offset by $14 of higher net sales and $9 of cost savings, due to various manufacturing efficiencies, and other smaller items.

International

				Change
	2012	2011	2010	2012 to 2011	2011 to 2010
Net sales	$1,199	$1,152	$1,112	4%	4%
Earnings from continuing operations before
income taxes	119	55	143	116	(62)
Noncash goodwill impairment	-	94	-
Earnings from continuing operations before income
taxes and noncash goodwill impairment charge	$119	$149	$143	(20)%	4%

Fiscal year 2012 versus fiscal year 2011: Net sales and volume increased while earnings from continuing operations before income taxes and the noncash goodwill impairment charge decreased during fiscal year 2012. Volume growth of 2% was primarily due to higher shipments in Argentina; partially offset by lower shipments in the nonstrategic export business and Venezuela, primarily driven by the Venezuelan government’s new price control law. Net sales growth outpaced volume growth primarily due to the benefit of price increases (approximately 530 basis points), partially offset by unfavorable foreign currency exchange rates (approximately 110 basis points). The decrease in earnings from continuing operations before income taxes and noncash goodwill impairment charge was primarily due to $37 of higher manufacturing and logistics costs due to the impact of inflationary pressures in Argentina and Venezuela; $25 of higher selling and administrative costs associated with investments in IT systems; and $19 of higher commodity costs, primarily resin. These decreases were partially offset by $47 of higher net sales and $14 of cost savings, primarily related to various manufacturing efficiencies.

Fiscal year 2011 versus fiscal year 2010: Net sales, volume and earnings from continuing operations before income taxes and noncash goodwill impairment charge increased during fiscal year 2011. Volume growth of 1% was primarily due to Burt’s Bees® growth in international markets. Net sales growth outpaced volume growth primarily due to the benefit of price increases (approximately 650 basis points); partially offset by the impact of unfavorable foreign exchange rates (approximately 150 basis points) and unfavorable product mix (approximately 110 basis points). The increase in earnings from continuing operations before income taxes and noncash goodwill impairment charge was primarily due to $40 of higher net sales driven by inflation in Latin America and $17 of cost savings. These increases were partially offset by $28 of higher manufacturing and logistics costs, primarily due to inflation in Latin America; $28 of higher selling and administration costs, primarily associated with investments in IT systems; $22 of higher commodity costs behind inflationary pressures in Latin America and other smaller items.

Venezuela

Prior to December 31, 2009, the Company translated its Venezuelan subsidiary’s financial statements using Venezuela’s official currency exchange rate, which had been fixed by the Venezuelan government at 2.15 bolivar Fuertes (VEFs) to the U.S dollar. Effective December 31, 2009, the Company began translating its Venezuelan subsidiary’s financial statements using the then prevailing parallel market currency exchange rate (exchange rates negotiated with local financial intermediaries), the rate at which the Company expected to be able to remit dividends or return capital. The rate used at December 31, 2009, was 5.87 VEFs to the U.S. dollar. On a pretax basis, this change in the rate used for converting these currencies resulted in a remeasurement loss of $12, during the Company’s fiscal quarter ended December 31, 2009, which related primarily to U.S dollar denominated inventory purchases.

Effective January 1, 2010, the financial statements for the Company’s Venezuelan subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy. As such, the subsidiary’s non-U.S dollar monetary assets and liabilities are remeasured into U.S dollars each reporting period and the exchange gains and losses from these remeasurements are reflected in the Company’s current net earnings.

In May 2010, the Venezuelan government suspended the functioning of the parallel currency exchange market, and in June 2010, established an alternative currency exchange market controlled by the Central Bank of Venezuela. As a result, the Company began utilizing the exchange rate at which the Company was purchasing U.S. dollars through this alternative market as the remeasurement rate for the Company’s Venezuelan subsidiary’s financial statements. The average exchange rate for U.S. dollars purchased through this alternative market was 5.5 VEFs for both fiscal years ending June 30, 2012 and 2011, and 5.4 VEFs for the fiscal year ended June 30, 2010. This alternative market also includes volume restrictions on the amount of U.S dollars which may be converted each month.

For each of the fiscal years ended June 30, 2012, 2011 and 2010, Venezuela's net sales and total assets represented 2% and 1% of the Company's net sales and total assets, respectively.

In November 2011, the Venezuelan government enacted a price control law that negatively impacted the net selling prices of certain products sold in Venezuela. This impact was not significant for fiscal year 2012. The Company’s ability to effectively manage net sales and net earnings in Venezuela will be affected by a number of factors including the Company’s ability to mitigate the effect of the price controls, possible future currency devaluations, local economic conditions and the availability of raw materials and utilities.

Corporate

				Change
	2012	2011	2010	2012 to 2011	2011 to 2010
Losses from continuing operations before income taxes	$(272)	$(217)	$(300)	25%	(28)%

Corporate includes certain non-allocated administrative costs, interest income, interest expense and certain other non-operating income and expenses. Corporate assets include cash and cash equivalents, other investments and deferred taxes.

Fiscal year 2012 versus fiscal year 2011: The increase in losses from continuing operations before income taxes was primarily due to higher employee incentive compensation and benefit costs, higher low-income housing partnership gains in fiscal year 2011 and fees related to a withdrawn proxy contest in fiscal year 2012; partially offset by lower IT expenses reflected in Corporate.

Fiscal year 2011 versus fiscal year 2010: The decrease in losses from continuing operations before income taxes was primarily due to lower employee benefit and incentive compensation costs; lower interest expense, primarily due to a decline in average debt balances; low-income housing partnership gains; cost savings associated with the Company’s restructuring initiatives; and income from transition services related to the sale of the Auto Businesses.

FINANCIAL POSITION AND LIQUIDITY

Management’s discussion and analysis of the Company’s financial position and liquidity describes its consolidated operating, investing and financing activities, contractual obligations and off-balance sheet arrangements.

The following table summarizes cash activities as of June 30:

	2012	2011	2010
Net cash provided by continuing operations	$620	$690	$764
Net cash (used for) provided by investing activities from continuing operations	(277)	544	(229)
Net cash used for financing activities	(321)	(1,078)	(706)

The Company’s cash position includes amounts held by foreign subsidiaries, and as a result the repatriation of certain cash balances from some of the Company’s foreign subsidiaries could result in additional tax costs. However, these cash balances are generally available without legal restriction to fund local business operations. In addition, a portion of the Company’s cash balances is held in U.S. dollars by foreign subsidiaries whose functional currency is their local currency. Such U.S. dollar balances are reported on the foreign subsidiaries’ books, in their functional currency, with the impact from foreign currency exchange rate differences recorded in other (income) expense, net. The Company’s cash holdings as of the end of fiscal years 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Non-U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	$81	$98	$42
U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	35	15	13
Non-U.S. dollar balances held by U.S. dollar functional currency subsidiaries	20	26	7
U.S. dollar balances held by U.S. dollar functional currency subsidiaries	131	120	25
Total	$267	$259	$87

The Company’s total cash balance remained essentially flat as of June 30, 2012, as compared to June 30, 2011.

The Company’s total cash balance increased $172 as of June 30, 2011, as compared to June 30, 2010. The increase was primarily attributable to the expiration of a U.S. federal tax law in June 2011 that provided tax relief for U.S. companies to borrow from their foreign subsidiaries on a short-term basis, borrowings which the Company used to pay down commercial paper balances in fiscal year 2010. As of June 30, 2010, the Company had short-term intercompany borrowings, with an initial maturity of 60 days, from its foreign subsidiaries of $155, pursuant to the provisions of this tax relief.

As of June 30, 2012 and 2011, total current liabilities exceeded total current assets (excluding assets held for sale) by $685 and $86, respectively. The year-over-year change was primarily attributable to $850 of current maturities of long-term debt at June 30, 2012.

Operating Activities

Net cash provided by continuing operations decreased to $620 in fiscal year 2012 from $690 in fiscal year 2011. The decrease was primarily due to lower tax payments in fiscal year 2011, resulting from favorable tax depreciation rules, and the timing of tax payments in the current year.

Net cash provided by continuing operations decreased to $690 in fiscal year 2011 from $764 in fiscal year 2010. The year-over-year decrease was primarily driven by higher fiscal year 2010 incentive compensation payments paid in fiscal year 2011, as compared to fiscal year 2009 incentive compensation payments paid in 2010, and other working capital changes; partially offset by lower tax payments.

Investing Activities

Capital expenditures were $192, $228 and $201, respectively, in fiscal years 2012, 2011 and 2010. Capital spending as a percentage of net sales was 3.5%, 4.4% and 3.8% for fiscal years 2012, 2011 and 2010, respectively. The decrease in fiscal year 2012 capital spending is primarily associated with higher spending for manufacturing efficiencies in the prior fiscal year. The Company estimates capital spending during fiscal year 2013 will be in the range of $230 to $240, which includes continuing investments in IT systems and the new Pleasanton facility.

In fiscal year 2011, investing activities included $747 of proceeds from the sale of the Auto Businesses, net of transaction costs.

Acquisitions

On December 31, 2011, the Company acquired HealthLink, Aplicare, Inc. and Soy Vay Enterprises, Inc. for purchase prices aggregating $97, funded through commercial paper borrowings. The amount paid of $93 represents the aggregate purchase prices less cash acquired. HealthLink, based in Jacksonville, Fla., and Aplicare, Inc., based in Meriden, Conn., are leading providers of infection control products for the health care industry, complementing and expanding the Company’s professional products business. Results for these businesses are reflected in the Cleaning reportable segment. Soy Vay Enterprises, Inc., a California-based operation, provides the Company’s food products business a presence in the growing market for Asian sauces. These acquisitions added a modest benefit of approximately 1% to the Company’s net sales and volume, respectively, for fiscal year 2012.

In January 2010, the Company acquired the assets of Caltech Industries, Inc., a company that provides disinfectants for the health care industry, for an aggregate price of $24, with the objective of expanding the Company’s capabilities in the areas of health and wellness. The Company paid for the acquisition in cash.

Financing Activities

Capital Resources and Liquidity

Net cash used for financing activities was $321 in fiscal year 2012, as compared to $1,078 in fiscal year 2011. The decrease in net cash used for financing activities was primarily due to the use of proceeds from the sale of the Auto Businesses to repay commercial paper in the prior year.

In November 2011, the Company filed a shelf registration statement with the SEC, which allows the Company to offer and sell an unlimited amount of its senior unsecured indebtedness from time to time. The shelf registration statement will expire in November 2014. Subsequently, in November 2011, the Company issued $300 of senior notes under the shelf registration statement. The notes carry an annual fixed interest rate of 3.80% payable semi-annually in May and November. The notes mature on November 15, 2021. Proceeds from the notes were used to retire commercial paper. The notes rank equally with all of the Company’s existing and future senior indebtedness.

In fiscal years 2011 and 2010, $300 and $598, respectively, of long-term debt became due and was paid. The Company funded the debt repayments with commercial paper and operating cash flows.

In fiscal year 2010, the Company issued $300 of long-term debt in senior notes. The notes carry an annual fixed interest rate of 3.55% payable semi-annually in May and November. The notes mature on November 1, 2015. Proceeds from the notes were used to repay commercial paper. The notes rank equally with all of the Company’s existing and future senior indebtedness.

Credit Arrangements

During fiscal year 2012, the Company entered into a new $1.1 billion revolving credit agreement, which expires in May 2017 and concurrently terminated its prior $1.1 billion revolving credit agreement, which was due to mature in April 2013. No termination fees or penalties were incurred by the Company in connection with the termination of the prior credit agreement. As of June 30, 2012, there were no borrowings under the agreement, and the Company believes that borrowings under the revolving credit facility are and will continue to be available for general corporate purposes. The agreement includes certain restrictive covenants and limitations. The primary restrictive covenant is a maximum ratio of total debt to earnings before interest, taxes, depreciation, amortization and other items (EBITDA) for the trailing four quarters (EBITDA ratio), as defined in the Company’s revolving credit agreement, of 3.50. EBITDA, as defined, includes adjustments to exclude results from discontinued operations, and may not be comparable to similarly titled measures used by other entities.

The following table sets forth the calculation of the EBITDA ratio as of June 30, using EBITDA for the trailing four quarters, as contractually defined in the periods presented:

	2012	2011	2010
Net earnings	$543	$557	$603
Add back:
Interest expense	125	123	139
Income tax expense	248	366	322
Depreciation and amortization	178	173	185
Goodwill impairment charge	-	258	-
Deduct:
Interest income	3	3	3
Gain on sale	-	326	-
EBITDA	$1,091	$1,148	$1,246
Total debt	$2,721	$2,584	$2,795
EBITDA ratio	2.49	2.25	2.24

The Company is in compliance with all restrictive covenants and limitations as of June 30, 2012. The Company anticipates being in compliance with all restrictive covenants for the foreseeable future. The Company continues to monitor the financial markets and assess its ability to fully draw on its revolving credit facility, and currently expects that any drawing on the facility will be fully funded.

The Company had $44 of foreign and other credit lines at June 30, 2012, of which $29 was available for borrowing.

Based on the Company’s working capital requirements, anticipated ability to generate positive cash flows from operations in the future, investment-grade credit ratings, demonstrated access to long- and short-term credit markets and current borrowing availability under credit agreements, the Company believes it will have the funds necessary to meet its financing requirements and other fixed obligations as they become due. In October 2012 and March 2013, $350 and $500 of senior unsecured notes will become due and payable, respectively. The Company anticipates that the debt repayment will be made through partial debt refinancing and use of operating cash flows. Should the Company undertake other transactions requiring funds in excess of its current cash levels and available credit lines, it would consider the issuance of additional debt or other securities to finance acquisitions, repurchase shares, refinance debt or fund other activities for general business purposes. The Company’s access to or cost of such additional funds could be adversely affected by any decrease in credit ratings, which were the following as of June 30:

	2012		2011
	Short-term	Long-term	Short-term	Long-term
Standard and Poor’s	A-2	BBB+	A-2	BBB+
Moody’s	P-2	Baa1	P-2	Baa1

Share Repurchases and Dividend Payments

The Company has three share repurchase programs: two open-market purchase programs and a program to offset the impact of share dilution related to share-based awards (the Evergreen Program). In May 2008, the Company’s board of directors approved an open-market purchase program with a total authorization of $750, of which $71 remained available as of June 30, 2012. In May 2011, the board of directors approved a second open-market purchase program with a total authorization of $750, all of which remained available for repurchase as of June 30, 2012. The Evergreen Program has no authorization limit as to amount or timing of repurchases. The purpose of the Evergreen Program is to offset the impact of share dilution related to share-based awards.

Share repurchases under authorized programs were as follows during the fiscal years ended June 30:

	2012		2011		2010
	Amount	Shares (000)	Amount	Shares (000)	Amount	Shares (000)
Open-market purchase programs	$158	2,429	$521	7,654	$-	-
Evergreen Program	67	990	134	2,122	150	2,374
Total	$225	3,419	$655	9,776	$150	2,374

During fiscal years 2012, 2011 and 2010, the Company declared dividends per share of $2.44, $2.25 and $2.05, respectively. During fiscal years 2012, 2011 and 2010, the Company paid dividends per share of $2.40, $2.20 and $2.00, respectively, equivalent to $315, $303 and $282, respectively.

Contractual Obligations

The Company had contractual obligations as of June 30, 2012, payable or maturing in the following fiscal years:

2013		2014	2015	2016	2017	Thereafter	Total
Long-term debt maturities including interest
payments (See Note 9)	$959	$75	$650	$341	$35	$763	$2,823
Notes and loans payable (See Note 9)	300	-	-	-	-	-	300
Purchase obligations(1)	348	160	88	28	25	48	697
Operating leases (See Note 16)	38	34	30	28	26	95	251
ITS Agreement (service agreement only)(2)	34	9	-	-	-	-	43
Contributions to non-qualified supplemental
post retirement plans(3)	19	16	15	15	17	82	164
Venture Agreement terminal obligation
(See Note 11)	-	-	-	-	-	281	281
Total	$1,698	$294	$783	$412	$103	$1,269	$4,559
____________________

(1)	Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. For purchase obligations subject to variable price and/or quantity provisions, an estimate of the price and/or quantity has been made. Examples of the Company’s purchase obligations include contracts to purchase raw materials, commitments to contract manufacturers, commitments for IT and related services, advertising contracts, utility agreements, capital expenditure agreements, software acquisition and license commitments, and service contracts.
(2)	In October 2006, the Company entered into an Information Technology Services (ITS) agreement with Hewlett-Packard (HP), a third-party service provider. Upon the terms and subject to the conditions set forth in the ITS Agreement, HP is providing certain IT and related services. The services began in March 2007 and will continue through October 2013. The total minimum contractual obligations at June 30, 2012, are $49, of which $6 are included in operating leases. The minimum contractual obligations are based on an annual service fee that is adjusted periodically based upon updates to services and equipment provided. Included in the ITS Agreement are certain acceleration payment clauses if the Company terminates the contract without cause.
(3)	Represents expected payments through 2022. Based on the accounting rules for retirement and postretirement benefit plans, the liabilities reflected in the Company’s consolidated balance sheets differ from these expected future payments (See Note 19 of the Notes to Consolidated Financial Statements).

At June 30, 2012, the liability recorded for uncertain tax positions, excluding associated interest and penalties, was approximately $80. In the twelve months succeeding June 30, 2012, audit resolutions could potentially reduce total unrecognized tax benefits by up to $4, primarily as a result of cash settlement payments. Since the ultimate amount and timing of further cash settlements cannot be predicted due to the high degree of uncertainty, liabilities for uncertain tax positions are excluded from the contractual obligation table (See Note 18 of the Notes to Consolidated Financial Statements).

Off-Balance Sheet Arrangements

In conjunction with divestitures and other transactions, the Company may provide typical indemnifications (e.g., indemnifications for representations and warranties and retention of previously existing environmental, tax and employee liabilities) that have terms that vary in duration and in the potential amount of the total obligation and, in many circumstances, are not explicitly defined. The Company has not made, nor does it believe that it is probable that it will make, any payments relating to its indemnifications, and believes that any reasonably possible payments would not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

As of June 30, 2012, the Company was a party to a letter of credit of $15, related to one of its insurance carriers.

The Company had not recorded any liabilities on any of the aforementioned guarantees as of June 30, 2012.

CONTINGENCIES

The Company is involved in certain environmental matters, including response actions at various locations. The Company had a recorded liability of $14 and $15 as of June 30, 2012 and 2011, respectively, for its share of aggregate future remediation costs related to these matters. One matter in Dickinson County, Michigan, for which the Company is jointly and severally liable, accounted for a substantial majority of the recorded liability as of both June 30, 2012 and 2011. The Company has agreed to be liable for 24.3% of the aggregate remediation and associated costs for this matter pursuant to a cost-sharing arrangement with a third party. With the assistance of environmental consultants, the Company maintains an undiscounted liability representing its current best estimate of its share of the capital expenditures, maintenance and other costs that may be incurred over an estimated 30-year remediation period. Currently, the Company cannot accurately predict the timing of future payments that may be made under this obligation. In addition, the Company’s estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts, changes in remediation requirements and the future availability of alternative clean-up technologies. Although it is possible that the Company’s exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not estimable at this time.

The Company is subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, and employee and other matters. Based on the Company’s analysis of these claims and litigation, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for or disclosed below, will not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

On August 7, 2012, an appellate court hearing was convened in a lawsuit pending in Brazil against the Company and one of its wholly-owned subsidiaries, The Glad Products Company (“Glad”). The pending lawsuit was initially filed in a Brazilian lower court in 2002 by two Brazilian companies and one Uruguayan company (collectively “Petroplus”) related to joint venture agreements for the distribution of STP auto-care products in Brazil with three companies that became subsidiaries of the Company as a result of the Company’s merger with First Brands Corporation in January 1999 (collectively, “Clorox Subsidiaries”). The pending lawsuit seeks indemnification for damages and losses for alleged breaches of the joint venture agreements and abuse of economic power by the Company and Glad. Petroplus had previously unsuccessfully raised the same claims and sought damages from the Company and the Clorox Subsidiaries in an International Chamber of Commerce (“ICC”) arbitration proceeding in Miami filed in 2001. The ICC arbitration panel unanimously ruled against Petroplus in numerous rulings in 2001 through 2003, reaching a final decision against Petroplus in November 2003 (“Final ICC Arbitration Award”). The Final ICC Arbitration Award was ratified by the Superior Court of Justice of Brazil in May 2007 (“Foreign Judgment”), and the United States District Court for the Southern District of Florida subsequently confirmed the Final ICC Arbitration Award and recognized and adopted the Foreign Judgment as a judgment of the United States District Court for the Southern District of Florida (“U.S. Judgment”). Despite this, in March 2008 a Brazilian lower court ruled against the Company and Glad in the pending lawsuit and awarded Petroplus R$22,952,678 ($13) plus interest. The current value of that judgment, including interest and foreign exchange fluctuation as of August 14, 2012, is approximately $34.

Because the Final ICC Arbitration Award, the Foreign Judgment and the U.S. Judgment relate to the same claims as those in the pending lawsuit, the Company believes that Petroplus is precluded from re-litigating these claims. Prior to the August 2012 court hearing, the Company viewed a potential loss in excess of amounts accrued in connection with this matter as remote. Based on the proceedings in August, the Company now believes that it is reasonably possible that a loss could be incurred in this matter in excess of amounts accrued, although it is unable to reasonably estimate the amount of any such additional loss. The Company continues to believe that its defenses are meritorious. If the appellate court rules against the Company and Glad, they plan to appeal the decision to the highest courts of Brazil, which could take years to resolve. Expenses related to this litigation and any potential additional loss would be reflected in Discontinued Operations, consistent with the Company’s classification of expenses related to its discontinued Brazil operations.

Glad and the Clorox Subsidiaries have also filed separate lawsuits against Petroplus alleging misuse of the STP trademark and related matters, which are currently pending before Brazilian courts.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a multinational company, the Company is exposed to the impact of foreign currency fluctuations, changes in commodity prices, interest-rate risk and other types of market risk.

In the normal course of business, where available at a reasonable cost, the Company manages its exposure to market risk using contractual agreements and a variety of derivative instruments. The Company’s objective in managing its exposure to market risk is to limit the impact of fluctuations on earnings and cash flow through the use of swaps, forward purchases and futures contracts. Derivative contracts are entered into for non-trading purposes with major credit-worthy institutions, thereby decreasing the risk of credit loss.

The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company’s contracts are based on quoted market prices, traded exchange market prices, or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts.

Sensitivity Analysis for Derivative Contracts

For fiscal years 2012 and 2011, the Company’s exposure to market risk was estimated using sensitivity analyses, which illustrate the change in the fair value of a derivative financial instrument assuming hypothetical changes in foreign exchange rates, commodity prices or interest rates. The results of the sensitivity analyses for foreign currency derivative contracts, commodity derivative contracts and interest rate contracts are summarized below. Actual changes in foreign exchange rates, commodity prices or interest rates may differ from the hypothetical changes, and any changes in the fair value of the contracts, real or hypothetical, would be partly to fully offset by an inverse change in the value of the underlying hedged items.

The changes in the fair value of derivatives are recorded as either assets or liabilities in the balance sheet with an offset to net earnings or other comprehensive income, depending on whether or not, for accounting purposes, the derivative is designated and qualified as a hedge. In the event the Company has contracts not designated as hedges for accounting purposes, the Company recognizes the changes in the fair value of these contracts in other (income) expense, net.

Foreign Currency Risk

The Company seeks to minimize the impact of certain foreign currency fluctuations by hedging transactional exposures with foreign-currency forward contracts. At June 30, 2012, the Company’s foreign-currency transactional exposures pertaining to derivative contracts existed with the Canadian dollar. At June 30, 2011, the Company’s foreign-currency transactional exposure pertaining to derivative contracts existed with the Canadian and Australian dollars. Based on a hypothetical decrease or increase of 10% in the value of the U.S. dollar against the Canadian and Australian dollars at June 30, 2012 and June 30, 2011, the estimated fair value of the Company’s foreign currency derivative contracts would decrease or increase by $1 and $4, respectively, with the corresponding impact included in accumulated other comprehensive net losses or other (income) expense, net, as appropriate.

Commodity Price Risk

The Company is exposed to changes in the price of commodities used as raw materials in the manufacturing of its products. The Company uses various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities, including long-term commodity purchase contracts and commodity derivative contracts, where available at a reasonable cost. At June 30, 2012 and June 30, 2011, the Company’s raw materials exposures pertaining to derivative contracts existed with solvent and soybean oil. Based on a hypothetical decrease or increase of 10% in these commodity prices at June 30, 2012 and June 30, 2011, the estimated fair value of the Company’s then-existing derivative contracts would decrease or increase by $4 and $5, respectively, with the corresponding impact included in accumulated other comprehensive net losses or other (income) expense, net, as appropriate.

Interest Rate Risk

The Company is exposed to interest rate volatility with regard to existing and anticipated future issuances of debt. Primary exposures related to existing debt include movements in U.S. commercial paper rates. Weighted average interest rates for commercial paper have been less than 1 percent during fiscal years 2012 and 2011. Assuming average variable rate debt levels during the fiscal year, a 100 basis point increase in interest rates would increase interest expense from commercial paper by approximately $4 in fiscal years 2012 and 2011. Assuming average variable rate debt levels in fiscal years 2012 and 2011, a decrease in interest rates to zero percent would decrease interest expense from commercial paper by approximately $2, and $1, respectively.

The Company is also exposed to interest rate volatility with regard to anticipated future issuances of debt. Primary exposures include movements in U.S. Treasury rates. The Company periodically used forward interest rate contracts to reduce interest rate volatility during fiscal years 2012 and 2011. Based on a hypothetical decrease or increase of 100 basis points on the underlying U.S. Treasury rates at June 30, 2012 and June 30, 2011, the estimated fair value of the Company’s then-existing interest rate derivative contracts would decrease or increase by $21 and $25, respectively, with the corresponding impact included in accumulated other comprehensive net losses.

NEW ACCOUNTING PRONOUNCEMENTS

Recently Issued Pronouncements

On July 27, 2012, the Financial Accounting Standards Board (FASB) issued new guidance to simplify how entities test indefinite-lived intangible assets for impairment. The new guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative indefinite-lived intangible asset impairment test. The new guidance is effective for annual indefinite-lived intangible asset impairment tests to be performed in fiscal year 2013, with early adoption permitted. The Company will adopt this guidance beginning in fiscal year 2013 and does not expect the adoption to have any impact on its consolidated financial statements.

On June 16, 2011, the FASB issued new requirements on the presentation of comprehensive income. Companies will be required to present the components of net income and other comprehensive income either in one continuous statement, referred to as the Statement of Comprehensive Income, or in two separate, consecutive statements. Presentation requirements also eliminate the current option to report other comprehensive income and its components in the Statement of Stockholders’ (Deficit) Equity. The components recognized in net income or other comprehensive income under current accounting guidance will not change. The presentation requirements are required to be adopted by the Company in the first quarter of fiscal year 2013.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The methods, estimates, and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to accruals for consumer and trade-promotion programs, share-based compensation costs, pension and post-employment benefit costs, future cash flows associated with impairment testing of goodwill and other long-lived assets, credit worthiness of customers, uncertain tax positions, tax valuation allowances and legal, environmental and insurance matters. Accordingly, a different financial presentation could result depending on the judgments, estimates, or assumptions that are used. The most critical accounting policies are those that are most important to the portrayal of the Company’s financial condition and results, and require the Company to make its most difficult and subjective judgments, often estimating the outcome of future events that are inherently uncertain. The Company’s most critical accounting policies are: revenue recognition; valuation of intangible assets and property, plant and equipment; employee benefits, including estimates related to share-based compensation; and income taxes. The Company’s critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. A summary of the Company’s significant accounting policies is contained in Note 1 of the Notes to Consolidated Financial Statements.

Revenue Recognition

Sales are recognized as revenue when the risk of loss and title pass to the customer and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed or determinable, and collection is reasonably assured. Sales are recorded net of allowances for trade-promotions and other discounts. The Company routinely commits to one-time or on-going trade-promotion programs with customers. Programs include shelf-price reductions, end-of-aisle or in-store displays of the Company’s products and graphics and other trade-promotion activities conducted by the customer. Costs related to these programs are recorded as a reduction of sales. The Company’s estimated costs of trade-promotions incorporate historical sales and spending trends by customer and category. The determination of these estimated costs requires judgment and may change in the future as a result of changes in customer promotion participation, particularly for new programs and for programs related to the introduction of new products. Final determination of the total cost of promotion is dependent upon customers providing information about proof of performance and other information related to the promotional event. This process of analyzing and settling trade-promotion programs with customers could impact the Company’s results of operations and trade spending accruals depending on how actual results of the programs compare to original estimates. If the Company’s trade spending accrual estimates at June 30, 2012, were to differ by 10%, the impact on net sales would be approximately $9.

Valuation of Intangible Assets and Property, Plant and Equipment

The Company tests its goodwill and other indefinite-lived intangible assets for impairment annually in the fiscal fourth quarter unless there are indications during a different interim period that these assets may have become impaired.

Goodwill

During the fourth quarter of fiscal year 2012, the Company reassessed the structure of its International reporting units based on changes in the Company’s international management structure. As a result, the Company’s International reporting units for goodwill impairment testing purposes are Canada, Latin America and Rest of World. For the U.S., the Company’s reporting units continue to be its Strategic Business Units (SBUs). These reporting units are components of the Company’s business that are either operating segments or one level below an operating segment and for which discrete financial information is available that is reviewed by the managers of the respective operating segments. No instances of impairment were identified during the fiscal year 2012 impairment review and the change in reporting units did not prevent any impairment charges.

In its evaluation of goodwill impairment, the Company performs either an initial qualitative or quantitative evaluation for each of its reporting units. Factors considered in the qualitative test include reporting unit operating results as well as new events and circumstances impacting the operations. If a qualitative test is performed that indicates the potential for impairment, a quantitative test is also performed. For the quantitative test, impairment occurs when the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. An impairment charge is recorded for the difference between the carrying amount and the implied fair value of the reporting unit’s goodwill.

To determine the fair value of a reporting unit as part of its quantitative test, the Company uses a discounted cash flow (DCF) approach, as it believes that this approach is the most reliable indicator of the fair value of its businesses and the fair value of their future earnings and cash flows. Under this approach, the Company estimates the future cash flows of each reporting unit and discounts these cash flows at a rate of return that reflects their relative risk. The cash flows used in the DCF are consistent with the Company’s three year long-range plan, which is presented to the Board and gives consideration to actual business trends experienced, and the broader business strategy for the long term. The other key estimates and factors used in the DCF include, but are not limited to, future sales volumes, revenue and expense growth rates, changes in working capital, foreign exchange rates, currency devaluation, inflation, and a perpetuity growth rate.

Trademarks and Other Indefinite-Lived Intangible Assets

For trademarks and other intangible assets with indefinite lives, impairment occurs when the carrying amount of an asset is greater than its estimated fair value. An impairment charge is recorded for the difference between the carrying amount and the fair value. The Company uses an income approach, the relief-from-royalty method, to estimate the fair value of its trademarks and other intangible assets with indefinite lives. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The determination of the fair values of trademarks and other intangible assets with indefinite lives requires significant judgments in determining both the assets’ estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce different results. There were no instances of impairment identified during fiscal years 2012, 2011 and 2010.

Property, Plant and Equipment and Finite-Lived Intangible Assets

Property, plant and equipment and finite-lived intangible assets are reviewed for possible impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be recoverable. The Company’s impairment review requires significant management judgment including estimating the future success of product lines, future sales volumes, revenue and expense growth rates, alternative uses for the assets and estimated proceeds from the disposal of the assets. The Company conducts quarterly reviews of idle and underutilized equipment, and reviews business plans for possible impairment indicators. Impairment occurs when the carrying amount of the asset (or asset group) exceeds its estimated future undiscounted cash flows and the impairment is viewed as other than temporary. When impairment is indicated, an impairment charge is recorded for the difference between the asset’s book value and its estimated fair value. Depending on the asset, estimated fair value may be determined either by use of a DCF model or by reference to estimated selling values of assets in similar condition. The use of different assumptions would increase or decrease the estimated fair value of assets and would increase or decrease any impairment measurement.

Employee Benefits

The Company has various individual and group compensation and retirement income programs.

Incentive Compensation and Profit Sharing Programs

Through June 30, 2011, The Clorox Company 401(k) Plan (the “401(k) plan”) has two components: a 401(k) matching component and a profit sharing component. Employee contributions made to the 401(k) component are partially matched with Company contributions. As of June 30, 2011, the Company’s contributions to the profit sharing component above 3% of eligible employee earnings were discretionary and were based on the Company achieving certain financial targets. Effective July 1, 2011, The Clorox Company 401(k) Plan, was amended to enhance the matching provisions and also to provide for a fixed and non-discretionary annual contribution in place of the profit sharing component.

The Company’s payouts under the annual incentive compensation program are based on the Company achieving certain financial targets.

The Company accrues for the 401(k) contributions and annual incentive compensation program costs quarterly. The annual incentive compensation is based on estimated annual results versus targets established by the Company’s Board of Directors and is adjusted to actual results at the end of the fiscal year. As of June 30, 2012, the Company accrued $15 for the 401(k) contribution and anticipates making the payment to the 401(k) plan by the third quarter of fiscal year 2013. As of June 30, 2012 and 2011, the Company accrued $65 and $26, respectively, related to the annual incentive compensation program.

Share-Based Compensation

The Company grants various nonqualified stock-based compensation awards, including stock options, performance units and restricted stock. The share-based compensation expense and related income tax benefit recognized in the consolidated statement of earnings in fiscal year 2012 were $27 and $10, respectively. As of June 30, 2012, there was $35 of unrecognized compensation costs related to non-vested stock options, restricted stock, and performance unit awards, which is expected to be recognized over a weighted average remaining vesting period of two years.

The Company estimates the fair value of each stock option award on the date of grant using the Black-Scholes valuation model, which requires management to make estimates regarding expected option life, stock price volatility and other assumptions. Groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The Company estimates stock option forfeitures based on historical data for each employee grouping and the estimated forfeiture rate is adjusted to reflect actual forfeitures upon vesting of such grouping. The adjustment of the forfeiture rate will result in a cumulative catch-up adjustment in the period the forfeiture estimate is changed. During fiscal year 2012, adjustments totaled less than $1.

The use of different assumptions in the Black-Scholes valuation model could lead to a different estimate of the fair value of each stock option. The expected volatility is based on implied volatility from publicly traded options on the Company’s stock at the date of grant, historical implied volatility of the Company’s publicly traded options and other factors. If the Company’s assumption for the volatility rate increased by one percentage point, the fair value of options granted in fiscal year 2012 would have increased by $1. The expected life of the stock options is based on observed historical exercise patterns. If the Company’s assumption for the expected life increased by one year, the fair value of options granted in fiscal year 2012 would have increased by less than $1.

The Company’s performance unit grants provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves specified performance targets. The performance unit grants generally vest after three years. The fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates and the initial assumption that performance goals will be achieved. Compensation expense is adjusted based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, previously recognized compensation expense is adjusted to reflect the expected payout level. If it is determined that the performance goals will be exceeded, additional compensation expense is recognized.

Retirement Income Plans

The determination of net periodic pension cost is based on actuarial assumptions including a discount rate to reflect the time value of money, the long-term rate of return on plan assets, employee compensation rates and demographic assumptions to determine the probability and timing of benefit payments. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. The long-term rate of return on plan assets assumption is based on historical returns for similar classes of assets for each asset class and the current asset allocation. It is a summation of the estimated return of each asset class weighted by each class’s proportion to the total plan assets. The actual net periodic pension cost could differ from the expected results because actuarial assumptions and estimates are used. In the calculation of pension expense related to domestic plans for 2012, the Company used a long-term rate of return on plan assets assumption of 7.75% and a beginning of year discount rate assumption of 5.3%. The use of a different discount rate or long-term rate of return on domestic plan assets can significantly impact pension expense. For example, at June 30, 2012, a decrease of 100 basis points in the discount rate would increase pension liability by approximately $74, and increase fiscal year 2012 pension expense by $1. A 100 basis point decrease in the long-term rate of return on plan assets would increase fiscal year 2012 pension expense by $4. In fiscal year 2012, the long-term rate of return is assumed to be 7.6% for the domestic plan assets. This change is a result of the change in the plan’s target investment allocation. The Company also has defined benefit pension plans for eligible international employees, including Canadian and Australian employees, and different assumptions are used in the determination of pension expense for those plans, as appropriate. Refer to Note 19 of the Notes to Consolidated Financial Statements for further discussion of pension and other retirement plan obligations.

Income Taxes

The Company’s effective tax rate is based on income by tax jurisdiction, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company’s effective tax rate and in evaluating its tax positions.

The Company maintains valuation allowances where it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company’s income tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of a deferred tax asset, statutory carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. Valuation allowances maintained by the Company relate mostly to deferred tax assets arising from the Company’s currently anticipated inability to use net operating losses in certain foreign countries.

In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet certain recognition thresholds or measurement standards. Amounts for uncertain tax positions are adjusted in quarters when new information becomes available or when positions are effectively settled.

United States income taxes and foreign withholding taxes are not provided when foreign earnings are indefinitely reinvested. The Company determines whether its foreign subsidiaries will invest their undistributed earnings indefinitely and reassesses this determination on a periodic basis. A change to the Company’s determination may be warranted based on the Company’s experience as well as plans regarding future international operations and expected remittances. Changes in the Company's determination would likely require an adjustment to the income tax provision in the quarter in which the determination is made.

SUMMARY OF NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures included in this MD&A and Exhibit 99.3 and the reasons management believes they are useful to investors are described below. These measures should be considered supplemental in nature and are not intended to be a substitute for the related financial information prepared in accordance with U.S. GAAP. In addition, these measures may not be the same as similarly named measures presented by other companies.

Where indicated each of the following financial measures is presented on a U.S. GAAP basis as well as a non-GAAP basis to exclude the fiscal year 2011 noncash goodwill impairment charge:

  Earnings from continuing operations before income taxes,
  Earnings from continuing operations
  Diluted net earnings per share from continuing operations

The Company’s management believes measures excluding the fiscal year 2011 noncash goodwill impairment charge are reflective of its sustainable results and trends and that this non-GAAP information provides investors with a more comparable measure of year-over-year financial performance. Refer to “Executive Summary,” “Results of Operations – Diluted net earnings per share from continuing operations,” “Segment results from continuing operations – Lifestyle” and “Segment results from continuing operations – International” for reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

EBIT represents earnings before income taxes, excluding goodwill impairment (for fiscal year 2011), interest income and interest expense. EBIT margin is a measure of EBIT as a percentage of net sales. The Company’s management believes these measures provide additional useful information to investors about current trends in the business.

Economic profit (EP) is defined by the Company as earnings from continuing operations before income taxes, noncash restructuring related and asset impairment costs, noncash goodwill impairment (for fiscal year 2011) and interest expense; less an amount of tax based on the effective tax rate (before the fiscal year 2011 noncash goodwill charge) and less a capital charge. The Company’s management uses EP to evaluate business performance and allocate resources, and is a component in determining management’s incentive compensation. EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit. (Refer to Exhibit 99.3 for a reconciliation of EP to earnings from continuing operations before income taxes.)

Free cash flow is calculated as net cash provided by continuing operations less capital expenditures. The Company’s management uses this measure and free cash flow as a percentage of sales to help assess the cash generation ability of the business and funds available for investing activities, such as acquisitions, investing in the business to drive growth, and financing activities, including debt payments, dividend payments and share repurchases. Free cash flow does not represent cash available only for discretionary expenditures, since the Company has mandatory debt service requirements and other contractual and non-discretionary expenditures. Refer to “Free cash flow” and “Free cash flow as a percentage of net sales” above for a reconciliation of these non-GAAP measures.

CAUTIONARY STATEMENT

This Annual Report on Form 10-K (this Report), including the exhibits hereto and the information incorporated by reference herein, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and such forward-looking statements involve risks and uncertainties. Except for historical information, matters discussed below, including statements about future volume, sales, costs, cost savings, earnings, cash flows, plans, objectives, expectations, growth, or profitability, are forward-looking statements based on management’s estimates, assumptions and projections. Words such as “will,” “could,” “may,” “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations on such words, and similar expressions, are intended to identify such forward-looking statements. These forward-looking statements are only predictions, subject to risks and uncertainties, and actual results could differ materially from those discussed below. Important factors that could affect performance and cause results to differ materially from management’s expectations are described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Annual Report on Form 10-K for the fiscal year ended June 30, 2012, as updated from time to time in the Company’s Securities and Exchange Commission (SEC) filings. These factors include, but are not limited to the Company’s costs, including volatility and increases in commodity costs such as resin, diesel, chlor-alkali, sodium hypochlorite, high-strength bleach, agricultural commodities and other raw materials; increases in energy costs; the ability of the Company to implement and generate expected savings from its programs to reduce costs, including its supply chain restructuring and other restructuring plans; supply disruptions or any future supply constraints that may affect key commodities or product inputs; risks inherent in relationships with suppliers, including sole-source or single-source suppliers; risks related to the handling and/or transportation of hazardous substances, including, but not limited to, chlorine; the success of the Company’s strategies; the ability to manage and realize the benefits of joint ventures and other cooperative relationships, including the Company’s joint venture regarding the Company’s Glad® plastic bags, wraps and containers business, and the agreements relating to the provision of information technology, procure to pay and other key services by third parties; risks relating to acquisitions, mergers and divestitures, and the costs associated therewith; risks inherent in maintaining an effective system of internal controls, including the potential impact of acquisitions or the use of third-party service providers, and the need to refine controls to adjust for accounting, financial reporting and other organizational changes or business conditions; the ability of the Company to successfully manage tax, regulatory, product liability, intellectual property, environmental and other legal matters, including the risk resulting from joint and several liability for environmental contingencies and risks inherent in litigation, including class action litigation and International litigation; risks related to maintaining and updating the Company’s information systems, including potential disruptions, costs and the ability of the Company to implement adequate information systems in order to support the current business and to support the Company’s potential growth; the ability of the Company to develop commercially successful products that delight the consumer; consumer and customer reaction to price changes; actions by competitors; risks related to customer concentration; customer-specific ordering patterns and trends; risks arising out of natural disasters; the impact of disease outbreaks or pandemics on the Company’s, suppliers’ or customers’ operations; changes in the Company’s tax rate; unfavorable worldwide, regional or local general economic and marketplace conditions and events, including consumer confidence and consumer spending levels, the rate of economic growth, the rate of inflation or deflation, and the financial condition of the Company’s customers, suppliers and service providers; foreign currency exchange rate fluctuations and other risks of international operations, including government-imposed price controls; unfavorable political conditions in the countries where we do business and other operational risks in such countries; the impact of the volatility of the debt and equity markets on the Company’s cost of borrowing, cost of capital and access to funds, including commercial paper and the Company’s credit facility; risks relating to changes in the Company’s capital structure, including risks related to the Company’s ability to implement share repurchase plans and the impact thereof on the Company’s capital structure and earnings per share; the impact of any unanticipated restructuring or asset-impairment charges and the ability of the Company to successfully implement restructuring plans; risks arising from declines in cash flow, whether resulting from declining sales, declining product categories, higher cost levels, tax payments, debt payments, share repurchases, higher capital spending, interest cost increases greater than management’s expectations, interest rate fluctuations, increases in debt or changes in credit ratings, or otherwise; the costs and availability of shipping and transport services; potential costs in the event of stockholder activism; and the Company’s ability to maintain its business reputation and the reputation of its brands.

The Company’s forward-looking statements in this Report are based on management’s current views and assumptions regarding future events and speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the federal securities laws.

In this Report, unless the context requires otherwise, the terms “the Company” and “Clorox” refer to The Clorox Company and its subsidiaries.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting at June 30, 2012 and concluded that it is effective.

The Company’s independent registered public accounting firm, Ernst & Young LLP has audited the effectiveness of the Company’s internal control over financial reporting as of June 30, 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Clorox Company and subsidiaries

We have audited the accompanying consolidated balance sheets of The Clorox Company and subsidiaries as of June 30, 2012 and 2011, and the related consolidated statements of earnings, stockholders’ (deficit) equity, and cash flows for each of the three years in the period ended June 30, 2012. Our audits also included the financial statement schedule in Exhibit 99.2. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Clorox Company and subsidiaries at June 30, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Clorox Company’s internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 24, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
August 24, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Clorox Company and subsidiaries

We have audited The Clorox Company and subsidiaries internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Clorox Company and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Clorox Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Clorox Company and subsidiaries as of June 30, 2012 and 2011, and the related consolidated statements of earnings, stockholders’ (deficit) equity, and cash flows for each of the three years in the period ended June 30, 2012, of The Clorox Company and subsidiaries and our report dated August 24, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
August 24, 2012

CONSOLIDATED STATEMENTS OF EARNINGS
The Clorox Company

Years ended June 30
Dollars in millions, except per share amounts	2012	2011	2010
Net sales	$5,468	$5,231	$5,234
Cost of products sold	3,164	2,958	2,915
Gross profit	2,304	2,273	2,319

Selling and administrative expenses	798	735	734
Advertising costs	482	502	494
Research and development costs	121	115	118
Goodwill impairment	-	258	-
Interest expense	125	123	139
Other (income) expense, net	(13)	(23)	29
Earnings from continuing operations before income taxes	791	563	805
Income taxes on continuing operations	248	276	279
Earnings from continuing operations	543	287	526
(Losses) earnings from discontinued operations, net of tax	(2)	270	77
Net earnings	$541	$557	$603

Earnings (losses) per share
Basic
Continuing operations	$4.15	$2.09	$3.73
Discontinued operations	(0.01)	1.97	0.55
Basic net earnings per share	$4.14	$4.06	$4.28

Diluted
Continuing operations	$4.10	$2.07	$3.69
Discontinued operations	(0.01)	1.95	0.55
Diluted net earnings per share	$4.09	$4.02	$4.24

Weighted average shares outstanding (in thousands)
Basic	130,852	136,699	140,272
Diluted	132,310	138,101	141,534

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
The Clorox Company

As of June 30
Dollars in millions, except share amounts	2012	2011
ASSETS
Current assets
Cash and cash equivalents	$267	$259
Receivables, net	576	525
Inventories, net	384	382
Other current assets	149	113
Total current assets	1,376	1,279
Property, plant and equipment, net	1,081	1,039
Goodwill	1,112	1,070
Trademarks, net	556	550
Other intangible assets, net	86	83
Other assets	144	142
Total assets	$4,355	$4,163

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Notes and loans payable	$300	$459
Current maturities of long-term debt	850	-
Accounts payable	412	423
Accrued liabilities	494	442
Income taxes payable	5	41
Total current liabilities	2,061	1,365
Long-term debt	1,571	2,125
Other liabilities	739	619
Deferred income taxes	119	140
Total liabilities	4,490	4,249

Commitments and contingencies

Stockholders’ deficit
Preferred stock: $0.001 par value; 5,000,000 shares authorized; none
issued or outstanding	-	-
Common stock: $1.00 par value; 750,000,000 shares authorized; 158,741,461 shares issued at June 30, 2012 and 2011; and 129,562,082 and 131,066,864
shares outstanding at June 30, 2012 and 2011, respectively	159	159
Additional paid-in capital	633	632
Retained earnings	1,350	1,143
Treasury shares, at cost: 29,179,379 and 27,674,597 shares
at June 30, 2012 and 2011, respectively	(1,881)	(1,770)
Accumulated other comprehensive net losses	(396)	(250)
Stockholders’ deficit	(135)	(86)
Total liabilities and stockholders’ deficit	$4,355	$4,163

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY
The Clorox Company

									Accumulated
									Other
	Preferred Stock		Common Stock		Additional		Treasury Shares		Comprehensive		Total
Dollars in millions,	Shares		Shares		Paid-in	Retained	Shares		Net (Losses)		Comprehensive
except share amounts	(000)	Amount	(000)	Amount	Capital	Earnings	(000)	Amount	Gains	Total	Income
Balance at June 30, 2009	-	$-	158,741	$159	$579	$640	(19,583)	$(1,206)	$(347)	$(175)
Comprehensive income
Net earnings						603				603	$603
Translation adjustments,
net of tax of $1									9	9	9
Change in valuation of derivatives,
net of tax of $4									10	10	10
Pension and postretirement benefit
adjustments, net of tax of $26									(43)	(43)	(43)
Total comprehensive income											$579
Accrued dividends						(290)				(290)
Employee stock plans					38	(26)	1,980	114		126
Treasury stock purchased							(2,374)	(150)		(150)
Other						(7)				(7)
Balance at June 30, 2010	-	-	158,741	159	617	920	(19,977)	(1,242)	(371)	83
Comprehensive income
Net earnings						557				557	$557
Currency translation adjustments,
net of tax of $12									54	54	54
Change in valuation of derivatives,
net of tax of $3									5	5	5
Pension and postretirement benefit
adjustments, net of tax of $39									64	64	64
Accrued dividends						(306)				(306)
Employee stock plans and other					15	(28)	2,078	127	(2)	112	(2)
Total comprehensive income											$678
Treasury stock purchased							(9,776)	(655)		(655)
Balance at June 30, 2011	-	-	158,741	159	632	1,143	(27,675)	(1,770)	(250)	(86)
Comprehensive income
Net earnings						541				541	$541
Translation adjustments,
net of tax of $5									(41)	(41)	(41)
Change in valuation of derivatives,
net of tax of $4									(37)	(37)	(37)
Pension and postretirement benefit
adjustments, net of tax of $37									(68)	(68)	(68)
Total comprehensive income											$395
Accrued dividends						(320)				(320)
Employee stock plans					1	(14)	1,915	114		101
Treasury stock purchased							(3,419)	(225)		(225)
Balance at June 30, 2012	-	$-	158,741	$159	$633	$1,350	(29,179)	$(1,881)	$(396)	$(135)

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
The Clorox Company

Years ended June 30
Dollars in millions	2012	2011	2010
Operating activities:
Net earnings	$541	$557	$603
Deduct: (Losses) earnings from discontinued operations	(2)	270	77
Earnings from continuing operations	543	287	526
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:
Depreciation and amortization	178	173	183
Share-based compensation	27	32	60
Deferred income taxes	(12)	73	24
Goodwill impairment	-	258	-
Other	(36)	12	(15)
Changes in:
Receivables, net	(52)	(33)	(21)
Inventories, net	1	(37)	6
Other current assets	(3)	21	(9)
Accounts payable and accrued liabilities	10	(52)	30
Income taxes payable	(36)	(44)	(20)
Net cash provided by continuing operations	620	690	764
Net cash (used for) provided by discontinued operations	(8)	8	55
Net cash provided by operations	612	698	819
Investing activities:
Capital expenditures	(192)	(228)	(201)
Proceeds from sale of businesses, net of transaction costs	-	747	-
Businesses acquired, net of cash acquired	(93)	-	(19)
Other	8	25	(9)
Net cash (used for) provided by investing activities from continuing operations	(277)	544	(229)
Net cash used for investing activities from discontinued operations	-	-	(2)
Net cash (used for) provided by investing activities	(277)	544	(231)
Financing activities:
Notes and loans payable, net	(164)	87	(52)
Long-term debt borrowings, net of issuance costs	297	-	296
Long-term debt repayments	-	(300)	(598)
Treasury stock purchased	(225)	(655)	(150)
Cash dividends paid	(315)	(303)	(282)
Issuance of common stock for employee stock plans and other	86	93	80
Net cash used for financing activities	(321)	(1,078)	(706)
Effect of exchange rate changes on cash and cash equivalents	(6)	8	(1)
Net increase (decrease) in cash and cash equivalents	8	172	(119)
Cash and cash equivalents:
Beginning of year	259	87	206
End of year	$267	$259	$87
Supplemental cash flow information:
Interest paid	$123	$131	$149
Income taxes paid, net of refunds	292	295	301
Non-cash financing activities:
Dividends declared and accrued, but not paid	85	80	78

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Clorox Company
(Dollars in millions, except per share amounts)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation

The Company is principally engaged in the production, marketing and sales of consumer products through mass merchandisers, grocery stores, other retail outlets, distributors and medical supply providers. The consolidated financial statements include the statements of the Company and its wholly-owned and controlled subsidiaries. All significant intercompany transactions and accounts were eliminated in consolidation. Certain prior year reclassifications were made in the consolidated financial statements and related notes to consolidated financial statements to conform to the current year presentation.

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas requiring the application of management’s estimates and judgments include assumptions pertaining to accruals for consumer and trade-promotion programs, share-based compensation costs, pension and post-employment benefit costs, future cash flows associated with impairment testing of goodwill and other long-lived assets, credit worthiness of customers, uncertain tax positions, tax valuation allowances and legal, environmental and insurance matters. Actual results could materially differ from estimates and assumptions made.

New Accounting Pronouncements

Recently Issued Pronouncements

On July 27, 2012, the Financial Accounting Standards Board (FASB) issued new guidance to simplify how entities test indefinite-lived intangible assets for impairment. The new guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative indefinite-lived intangible asset impairment test. The new guidance is effective for annual indefinite-lived intangible asset impairment tests to be performed in fiscal year 2013, with early adoption permitted. The Company will adopt this guidance beginning in fiscal year 2013 and does not expect the adoption to have any impact on its consolidated financial statements.

On June 16, 2011, the FASB issued new requirements on the presentation of comprehensive income. Companies will be required to present the components of net income and other comprehensive income either in one continuous statement, referred to as the Statement of Comprehensive Income, or in two separate, consecutive statements. Presentation requirements also eliminate the current option to report other comprehensive income and its components in the Statement of Stockholders’ (Deficit) Equity. The components recognized in net income or other comprehensive income under current accounting guidance will not change. The presentation requirements are required to be adopted by the Company in the first quarter of fiscal year 2013.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid instruments, time deposits and money market funds with an initial maturity at purchase of three months or less. The fair value of cash and cash equivalents approximates the carrying amount.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company’s cash position includes amounts held by foreign subsidiaries, and, as a result, the repatriation of certain cash balances from some of the Company’s foreign subsidiaries could result in additional tax costs. However, these cash balances are generally available without legal restriction to fund local business operations. In addition, a portion of the Company’s cash balances is held in U.S. dollars by foreign subsidiaries, whose functional currency is their local currency. Such U.S. dollar balances are reported on the foreign subsidiaries’ books, in their functional currency, with the impact from foreign currency exchange rate differences recorded in other expense (income), net. The Company’s cash holdings were as follows as of June 30:

	2012	2011
Non-U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	$81	$98
U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	35	15
Non-U.S. dollar balances held by U.S. dollar functional currency subsidiaries	20	26
U.S. dollar balances held by U.S. dollar functional currency subsidiaries	131	120
Total	$267	$259

Inventories

Inventories are stated at the lower of cost or market. When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market, including any costs to sell or dispose. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value for the purposes of determining the lower of cost or market.

Property, Plant and Equipment and Finite-Lived Intangible Assets

Property, plant and equipment and finite-lived intangible assets are stated at cost. Depreciation and amortization expense are calculated by the straight-line method using the estimated useful lives of the related assets. The table below provides estimated useful lives of property, plant and equipment by asset classification.

Estimated Useful Lives
Land improvements	10 - 30 years
Buildings	10 - 40 years
Machinery and equipment	3 - 15 years
Computer equipment	3 years
Capitalized software costs	3 - 7 years

Property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be recoverable. The Company’s impairment review is based on an estimate of the undiscounted cash flows at the lowest level for which identifiable cash flows exist. Impairment occurs when the book value of the asset exceeds the estimated future undiscounted cash flows generated by the asset and the impairment is viewed as other than temporary. When an impairment is indicated, an impairment charge is recorded for the difference between the book value of the asset and its estimated fair market value. Depending on the asset, estimated fair market value may be determined either by use of a discounted cash flow model, or by reference to estimated selling values of assets in similar condition.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment Review of Goodwill and Indefinite-Lived Intangible Assets

The Company tests its goodwill, trademarks with indefinite lives and other indefinite-lived intangible assets annually in the fiscal fourth quarter unless there are indications during a different interim period that these assets may have become impaired. With respect to goodwill, the Company performs either a qualitative or quantitative evaluation for each of its reporting units. Factors considered in the qualitative test include reporting unit specific operating results as well as new events and circumstances impacting the operations at the reporting units. For the quantitative test, impairment occurs when the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. An impairment charge is recorded for the difference between the carrying amount and the implied fair value of the reporting unit’s goodwill. For other intangible assets with indefinite lives, a quantitative test is performed. Impairment occurs when the carrying amount of an asset is greater than its estimated fair value. An impairment charge is recorded for the difference between the carrying amount and the estimated fair value. The Company’s estimates of fair value are based primarily on a discounted cash flow approach that requires significant management judgment with respect to future sales volumes, revenue and expense growth rates, changes in working capital, foreign-exchange rates, currency devaluation, inflation, and a perpetuity growth rate.

Capitalization of Software Costs

The Company capitalizes significant costs incurred in the acquisition and development of software for internal use, including the costs of the software, materials, consultants, interest and payroll and payroll-related costs for employees incurred in developing internal-use computer software once final selection of the software is made. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are charged to expense. Capitalized software amortization was $18, $19 and $29, in fiscal years 2012, 2011 and 2010.

Share-Based Compensation

The Company grants various nonqualified stock-based compensation awards, including stock options and performance units.

For stock options, the Company estimates the fair value of each award on the date of grant using the Black-Scholes valuation model, which requires management to make estimates regarding expected option life, stock price volatility and other assumptions. Groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The Company estimates stock option forfeitures based on historical data for each employee grouping and the estimated forfeiture rate is adjusted to reflect actual forfeitures upon vesting of such grouping. The adjustment of the forfeiture rate will result in a cumulative catch-up adjustment in the period the forfeiture estimate is changed. The expense is recorded by amortizing the grant date fair values on a straight-line basis over the vesting period, adjusted for estimated forfeitures.

The Company’s performance unit grants provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves specified performance targets. The grants generally vest after three years. The fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates and the initial assumption that performance goals will be achieved. Compensation expense is adjusted based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, previously recognized compensation expense is adjusted to reflect the expected payout level. If it is determined that the performance goals will be exceeded, additional compensation expense is recognized.

Cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for share-based payment arrangements (excess tax benefit) are primarily classified as financing cash flows. For the fiscal years ended June 30, 2012, 2011 and 2010, $10, $9, and $10, respectively, of excess tax benefits were generated from share-based payment arrangements, and were recognized as financing cash flows.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee Benefits

The Company accounts for its defined benefit retirement income and retirement health care plans using actuarial methods. These methods use an attribution approach that generally spreads “plan events” over the service lives of plan participants. Examples of plan events are plan amendments and changes in actuarial assumptions such as the expected return on plan assets, discount rate, rate of compensation increase, and certain employee-related factors, such as retirement age and mortality. The principle underlying the attribution approach is that employees render service over their employment period on a relatively “smooth” basis, and, therefore, the statement of earnings effects of retirement income and retirement health care plans are recognized in the same pattern.

One of the principal assumptions used in the net periodic benefit cost calculation is the expected return on plan assets. The required use of an expected return on plan assets may result in recognized pension expense or income that differs from the actual returns of those plan assets in any given year. Over time, however, the goal is for the expected long-term returns to approximate the actual returns and, therefore, the expectation is that the pattern of income and expense recognition should closely match the pattern of the services provided by the participants. The Company uses a market-related value method for calculating plan assets for purposes of determining the amortization of actuarial gains and losses. This method employs an asset smoothing approach. The differences between actual and expected returns are recognized in the net periodic benefit cost calculation over the average remaining service period of the plan participants using the corridor approach. Under this approach, only actuarial gains (losses) that exceed 5% of the greater of the projected benefit obligation or the market-related value of assets are amortized to pension expense by the Company. In developing its expected return on plan assets, the Company considers the long-term actual returns relative to the mix of investments that comprise its plan assets and also develops estimates of future investment returns by considering external sources.

The Company recognizes an actuarial-based obligation at the onset of disability for certain benefits provided to individuals after employment, but before retirement, that include medical, dental, vision, life and other benefits.

Environmental Costs

The Company is involved in certain environmental remediation and on-going compliance activities. Accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The Company’s accruals reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. The aggregate accrual for environmental matters is included in other liabilities in the Company’s consolidated balance sheets on an undiscounted basis due to the uncertainty and timing of future payments.

Revenue Recognition

Sales are recognized as revenue when the risk of loss and title pass to the customer and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed or determinable, and collection is reasonably assured. Sales are recorded net of allowances for returns, trade-promotions, coupons and other discounts. The Company routinely commits to one-time or on-going trade-promotion programs with customers and consumer coupon programs that require the Company to estimate and accrue the expected costs of such programs. Programs include shelf price reductions, end-of-aisle or in-store displays of the Company’s products and graphics and other trade-promotion activities conducted by the customer. Coupons are recognized as a liability when distributed based upon expected consumer redemptions. The Company maintains liabilities at the end of each period for the estimated expenses incurred, but unpaid for these programs. Trade-promotion and coupon costs are recorded as a reduction of sales. The Company provides an allowance for doubtful accounts based on its historical experience and a periodic review of its accounts receivable. Receivables were presented net of an allowance for doubtful accounts of $7 and $5 at June 30, 2012 and 2011, respectively. The Company’s provision for doubtful accounts was $3 in fiscal year 2012 and less than $1 for fiscal year 2011.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cost of Products Sold

Cost of products sold represents the costs directly related to the manufacture and distribution of the Company’s products and primarily includes raw materials, packaging, contract packer fees, shipping and handling, warehousing, package design, depreciation, amortization and direct and indirect labor and operating costs for the Company’s manufacturing facilities including salary, benefit costs and incentive compensation.

Costs associated with developing and designing new packaging are expensed as incurred and include design, artwork, films and labeling. Expenses for fiscal years ended June 30, 2012, 2011 and 2010 were $10, $11, and $8, respectively, of which $10, $10 and $7 were classified as cost of products sold, with the remainder classified as selling and administrative expenses.

Selling and Administrative Expenses

Selling and administrative expenses represent costs incurred by the Company in generating revenues and managing the business and include market research, commissions and certain administrative expenses. Administrative expenses include salary, benefits, incentive compensation, professional fees and services, software and licensing fees and other operating costs associated with the Company’s non-manufacturing, non-research and development staff, facilities and equipment.

Advertising and Research and Development Costs

The Company expenses advertising and research and development costs in the period incurred.

Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax bases. Management reviews the Company’s deferred tax assets to determine whether their value can be realized based upon available evidence. A valuation allowance is established when management believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company’s tax provision in the period of change. In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet certain recognition thresholds or measurement standards. Amounts for uncertain tax positions are adjusted in quarters when new information becomes available or when positions are effectively settled.

U.S. income tax expense and foreign withholding taxes are provided on unremitted foreign earnings that are not indefinitely reinvested at the time the earnings are generated. Where foreign earnings are indefinitely reinvested, no provision for U.S. income or foreign withholding taxes is made. When circumstances change and the Company determines that some or all of the undistributed earnings will be remitted in the foreseeable future, the Company accrues an expense in the current period for U.S. income taxes and foreign withholding taxes attributable to the anticipated remittance.

Foreign Currency Transactions and Translation

Other than Venezuela, which operates in a highly inflationary economy, local currencies are the functional currencies for substantially all of the Company’s foreign operations. When the transactional currency is different than the functional currency, transaction gains and losses are included as a component of other (income) expense, net. In addition, certain assets and liabilities denominated in currencies different than a foreign subsidiary’s functional currency are reported on the subsidiary’s books in its functional currency, with the impact from exchange rate differences recorded in other (income) expense, net. Assets and liabilities of foreign operations are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average monthly exchange rates during the year. Gains and losses on foreign currency translations are reported as a component of other comprehensive income. Deferred taxes are not provided on cumulative translation adjustments where the Company expects earnings of a foreign subsidiary to be indefinitely reinvested. The income tax effect of currency translation adjustments related to foreign subsidiaries and joint ventures for which earnings are not considered indefinitely reinvested is recorded as a component of deferred taxes with an offset to other comprehensive income.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Venezuela

Prior to December 31, 2009, the Company translated its Venezuelan subsidiary’s financial statements using Venezuela’s official currency exchange rate, which had been fixed by the Venezuelan government at 2.15 bolivar Fuertes (VEFs) to the U.S dollar. Effective December 31, 2009, the Company began translating its Venezuelan subsidiary’s financial statements using the then prevailing parallel market currency exchange rate (exchange rates negotiated with local financial intermediaries), the rate at which the Company expected to be able to remit dividends or return capital. The rate used at December 31, 2009, was 5.87 VEFs to the U.S. dollar.

Effective January 1, 2010, the financial statements for the Company’s Venezuelan subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy. As such, the subsidiary’s non-U.S dollar monetary assets and liabilities are remeasured into U.S dollars each reporting period and the exchange gains and losses from these remeasurements are reflected in the Company’s current net earnings.

In May 2010, the Venezuelan government suspended the functioning of the parallel currency exchange market, and in June 2010, established an alternative currency exchange market controlled by the Central Bank of Venezuela. As a result, the Company began utilizing the exchange rate at which the Company was purchasing U.S. dollars through this alternative market as the remeasurement rate for the Company’s Venezuelan subsidiary’s financial statements. The average exchange rate for U.S. dollars purchased through this alternative market was 5.5 VEFs for both fiscal years ending June 30, 2012 and 2011, and 5.4 VEFs for the fiscal year ended June 30, 2010.

Derivative Instruments

The Company’s use of derivative instruments, principally swaps, futures, and forward contracts, is limited to non-trading purposes and is designed to partially manage exposure to changes in interest rates, foreign currencies and commodity prices. The Company’s contracts are hedges for transactions with notional balances and periods consistent with the related exposures and do not constitute investments independent of these exposures.

Most commodity derivative contracts, interest rate forwards and foreign-exchange contracts are designated as cash flow hedges of certain raw material, forecasted interest payments and finished goods inventory purchase obligations based on certain hedge criteria. The criteria used to determine if hedge accounting treatment is appropriate are: (a) whether the designation of the hedge is to an underlying exposure and (b) whether there is sufficient correlation between the value of the derivative instrument and the underlying obligation. The changes in the fair value of derivatives are recorded as either assets or liabilities in the balance sheet with an offset to net earnings or other comprehensive income, depending on whether, for accounting purposes, the derivative is designated and qualified as a hedge. The Company de-designates a hedge relationship that is accounted for as a hedge whenever it determines that the hedge relationship is no longer highly effective or that the forecasted transaction is no longer probable. Upon de-designation of a hedge, the portion of gains or losses on the subject derivative instrument that was previously accumulated in other comprehensive income remains in accumulated other comprehensive income until the forecasted transaction is recognized in net earnings, or is recognized in earnings immediately if the forecasted transaction is no longer probable. From time to time, the Company may have contracts not designated as hedges for accounting purposes, for which it recognizes changes in the fair value of these contracts in other (income) expense, net. Cash flows from hedging activities are classified as operating activities in the consolidated statements of cash flows.

The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company’s contracts are based on quoted market prices, traded exchange market prices, or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts.

NOTE 2. DISCONTINUED OPERATIONS

In September 2010, the Company entered into a definitive agreement to sell its global auto care businesses (Auto Businesses) to an affiliate of Avista Capital Partners in an all-cash transaction. In November 2010, the Company completed the sale pursuant to the terms of a Purchase and Sale Agreement (Purchase Agreement) and received cash consideration of $755. The Company also received cash flows of approximately $30 related to net working capital that was retained by the Company as part of the sale. Included in earnings from discontinued operations for the fiscal year ended June 30, 2011, was an after-tax gain on the transaction of $247. In fiscal year 2012, the Company recognized $1 of additional income tax expense related to the gain on the sale, which was recorded in (losses) earnings from discontinued operations, net of tax.

As part of the Purchase Agreement, certain transition services were provided to the buyer from the date of sale, November 5, 2010, through May 2012, a period of eighteen months. The purpose of the services was to provide short-term assistance to the buyer in assuming the operations of the Auto Businesses. These services did not confer to the Company the ability to influence the operating or financial policies of the Auto Businesses under their new ownership. Income from these transition services for the fiscal years ended June 30, 2012 and 2011, was $6 and $9, respectively, and was reported in other (income) expense, net, in continuing operations in the consolidated statements of earnings. The costs associated with the services were also reflected in continuing operations. Aside from the transition services, the Company included the financial results of the Auto Businesses in discontinued operations for all periods presented.

The following table includes financial results attributable to the Auto Businesses as of June 30:

	2012	2011	2010
Net sales	$-	$95	$300
Earnings before income taxes	$-	$34	$120
Income tax expense on earnings	-	(11)	(43)
(Loss) gain on sale, net of tax	(1)	247	-
(Losses) earnings from discontinued operations, net of tax	$(1)	$270	$77

NOTE 3. BUSINESSES ACQUIRED

Fiscal Year 2012

On December 31, 2011, the Company acquired HealthLink, Aplicare, Inc. and Soy Vay Enterprises, Inc., including each business’ workforce, for purchase prices aggregating $97, funded through commercial paper borrowings. The amount paid of $93 represents the aggregate purchase prices less cash acquired. HealthLink, based in Jacksonville, Fla., and Aplicare, Inc., based in Meriden, Conn., are leading providers of infection control products for the health care industry, complementing and expanding the Company’s professional products business. Results for these businesses are reflected in the Cleaning reportable segment. Soy Vay Enterprises, Inc., a California-based operation, provides the Company’s food products business a presence in the growing market for Asian sauces. Results for this business are reflected in the Lifestyle reportable segment. Pro forma results reflecting the acquisitions were not presented because the acquisitions were not significant, individually or when aggregated, to the Company’s consolidated financial results.

Fiscal Year 2010

In January 2010, the Company acquired the assets of Caltech Industries, Inc., a company that provides disinfectants for the health care industry, for an aggregate price of $24, with the objective of expanding the Company’s capabilities in the areas of health and wellness. In connection with the purchase, the Company acquired Caltech Industries, Inc.’s workforce. The Company paid for the acquisition in cash. Results for this business are reflected in the Cleaning reportable segment. Pro forma results were not presented because the acquisition was not significant to the Company’s consolidated financial results.

NOTE 4. INVENTORIES, NET

Inventories, net, consisted of the following as of June 30:

	2012	2011
Finished goods	$307	$315
Raw materials and packaging	120	104
Work in process	4	3
LIFO allowances	(37)	(29)
Allowances for obsolescence	(10)	(11)
Total	$384	$382

The last-in, first-out (LIFO) method was used to value approximately 39% and 37% of inventories as of June 30, 2012 and 2011, respectively. The carrying values for all other inventories, including inventories of all international businesses, are determined on the first-in, first-out (FIFO) method. The effect on earnings of the liquidation of LIFO layers was a benefit of $2, $1 and $3 for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

During fiscal years 2012, 2011 and 2010, the Company’s inventory obsolescence expense was $13, $15 and $11, respectively.

NOTE 5. OTHER CURRENT ASSETS

Other current assets consisted of the following as of June 30:

	2012	2011
Deferred tax assets	$92	$68
Prepaid expenses	43	36
Other	14	9
Total	$149	$113

NOTE 6. PROPERTY, PLANT AND EQUIPMENT, NET

The components of property, plant and equipment, net, consisted of the following as of June 30:

	2012	2011
Machinery and equipment	$1,533	$1,540
Buildings	646	615
Capitalized software costs	328	360
Construction in progress	149	130
Land and improvements	142	137
Computer equipment	87	92
	2,885	2,874
Less: accumulated depreciation and amortization	(1,804)	(1,835)
Total	$1,081	$1,039

Depreciation and amortization expense related to property, plant and equipment, net, was $158, $153 and $163 in fiscal years 2012, 2011 and 2010, respectively.

NOTE 7. GOODWILL, TRADEMARKS AND OTHER INTANGIBLE ASSETS

Beginning in the fourth quarter of fiscal year 2012, natural personal care financial results outside the U.S. are being reported in the International segment rather than in the Lifestyle segment because management of the International segment now has primary oversight of natural personal care financial results outside the U.S. All periods presented have been recast to reflect this change. For fiscal year 2011, the Lifestyle and International reportable segments included a noncash goodwill impairment charge of $164 and $94, respectively, for the Burt’s Bees business.

Changes in the carrying amount of goodwill, trademarks and other intangible assets for the fiscal years ended June 30, 2012 and 2011, were as follows:

	Goodwill
	Cleaning	Lifestyle	Household	International	Total
Balance June 30, 2010	$275	$399	$85	$544	$1,303
Goodwill impairment	-	(164)	-	(94)	(258)
Translation adjustments and other	-	-	-	25	25
Balance June 30, 2011	$275	$235	$85	$475	$1,070
Acquisitions	48	8	-	-	56
Translation adjustments and other	-	1	-	(15)	(14)
Balance June 30, 2012	$323	$244	$85	$460	$1,112

NOTE 7. GOODWILL, TRADEMARKS AND OTHER INTANGIBLE ASSETS (Continued)

	Trademarks			Other intangible assets subject to amortization
	Subject to amortization	Not subject to amortization	Total	Technology and Product formulae	Other	Total
Balance June 30, 2010	$24	$526	$550	$37	$59	$96
Amortization	(3)	-	(3)	(9)	(5)	(14)
Translation adjustments and other	2	1	3	3	(2)	1
Balance June 30, 2011	23	527	550	31	52	83
Acquisitions	-	10	10	-	18	18
Amortization	(3)	-	(3)	(8)	(6)	(14)
Translation adjustments and other	(1)	-	(1)	-	(1)	(1)
Balance June 30, 2012	$19	$537	$556	$23	$63	$86

Intangible assets subject to amortization were net of total accumulated amortization of $257 and $243 at June 30, 2012 and 2011, respectively, of which $18 and $15, respectively, related to trademarks. Total accumulated amortization included $131 and $129 at June 30, 2012 and 2011, respectively, related to intangible assets subject to amortization that were fully amortized, of which $7 and $5, respectively, related to trademarks. Estimated amortization expense for these intangible assets is $17, $16, $12, $7 and $7 for fiscal years 2013, 2014, 2015, 2016 and 2017.

During the fourth quarter of fiscal year 2012, the Company completed its annual impairment test of goodwill and indefinite-lived intangible assets and no instances of impairment were identified.

During fiscal year 2011, the Company identified challenges in increasing sales for the Burt’s Bees business in certain international markets in accordance with projections, particularly in the European Union and Asia. Additionally, during fiscal year 2011, the Company initiated its process for updating the three-year long-range financial and operating plan for the Burt’s Bees business. In addition to slower than projected growth of international sales and challenges in the timing of certain international expansion plans, the domestic natural personal care category had not recovered in accordance with the Company’s projections. Following a comprehensive reevaluation, the Company recognized a noncash goodwill impairment charge of $258 during fiscal year 2011.

The impairment charge was a result of changes in the assumptions used to determine the fair value of the Burt’s Bees business based on slower than forecasted category growth as well as challenges in international expansion plans, which adversely affected the original assumptions for international growth and the estimates of expenses necessary to achieve that growth. The revised assumptions reflected somewhat higher cost levels than previously projected. As a result of this assessment, the Company determined that the book value of the Burt’s Bees reporting unit exceeded its fair value, resulting in a noncash goodwill impairment charge of $258 recognized in fiscal year 2011. The noncash goodwill impairment charge was based on the Company’s estimates regarding the future financial performance of the Burt’s Bees business and macroeconomic factors. There was no substantial tax benefit associated with this noncash charge.

To determine the fair value of the Burt’s Bees reporting unit, which was reflected in the Lifestyle reportable segment in fiscal year 2011, the Company used a discounted cash flow (DCF) approach, as it believed this approach was the most reliable indicator of the fair value of the business. Under this approach, the Company estimated the future cash flows of the Burt’s Bees reporting unit and discounted these cash flows at a rate of return that reflected its relative risk.

The Company’s trademarks and indefinite-lived intangible assets for the Burt’s Bees reporting unit were tested for impairment in fiscal year 2011, and the Company concluded that these assets were not impaired. No other instances of impairment were identified during fiscal years 2011 and 2010.

NOTE 8. ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of June 30:

	2012	2011
Compensation and employee benefit costs	$165	$120
Trade and sales promotion	105	88
Dividends	85	80
Interest	34	32
Other	105	122
Total	$494	$442

NOTE 9. DEBT

Notes and loans payable, which mature in less than one year, included the following as of June 30:

	2012	2011
Commercial paper	$289	$456
Foreign borrowings	11	3
Total	$300	$459

The weighted average interest rate on commercial paper was 0.46% and 0.33% as of June 30, 2012 and 2011, respectively. During the fiscal years ended June 30, 2012, 2011 and 2010, the weighted average interest rates on the average balance of notes and loans payable was 0.85%, 0.73% and 0.62%, respectively. The carrying value of notes and loans payable as of June 30, 2012 and 2011 approximated its fair value due to its short maturity.

Long-term debt, carried at face value net of unamortized discounts or premiums, included the following as of June 30:

	2012	2011
Senior unsecured notes and debentures:
5.45%, $350 due October 2012	$350	$350
5.00%, $500 due March 2013	500	500
5.00%, $575 due January 2015	575	575
3.55%, $300 due November 2015	300	299
5.95%, $400 due October 2017	399	398
3.80%, $300 due November 2021	297	-
Foreign borrowings	-	3
Total	2,421	2,125
Less: Current maturities of long-term debt	(850)	-
Long-term debt	$1,571	$2,125

The weighted average interest rate on long-term debt was 5.18% and 5.20% as of June 30, 2012 and 2011, respectively. During the fiscal years ended June 30, 2012, 2011 and 2010, the weighted average interest rates on the average balance of long-term debt, including the effect of interest rate swaps, was 5.21%, 5.22% and 5.16%, respectively. The estimated fair value of long-term debt, including current maturities, was $2,606 and $2,303 as of June 30, 2012 and 2011, respectively. The fair value of long-term debt was determined using secondary market prices quoted by corporate bond dealers, and was classified as level 2.

NOTE 9. DEBT (Continued)

In November 2011, the Company filed a shelf registration statement with the SEC, which allows the Company to offer and sell an unlimited amount of its senior unsecured indebtedness from time to time. The shelf registration statement will expire in November 2014. Subsequently, in November 2011, the Company issued $300 of senior notes under the shelf registration statement. The notes carry an annual fixed interest rate of 3.80% payable semi-annually in May and November. The notes mature on November 15, 2021. Proceeds from the notes were used to retire commercial paper. The notes rank equally with all of the Company’s existing and future senior indebtedness.

In fiscal years 2011 and 2010, $300 and $598, respectively, of long-term debt became due and was paid. The Company funded the debt repayments with commercial paper and operating cash flows.

In fiscal year 2010, the Company issued $300 of long-term debt in senior notes. The notes carry an annual fixed interest rate of 3.55% payable semi-annually in May and November. The notes mature on November 1, 2015. Proceeds from the notes were used to repay commercial paper. The notes rank equally with all of the Company’s existing and future senior indebtedness.

The Company’s borrowing capacity under other financing arrangements as of June 30 was as follows:

	2012	2011
Revolving credit facility	$1,100	$1,100
Foreign credit lines	31	18
Other credit lines	13	13
Total	$1,144	$1,131

During fiscal year 2012, the Company entered into a new $1.1 billion revolving credit agreement, which expires in May 2017 and concurrently terminated its prior $1.1 billion revolving credit agreement, which was due to mature in April 2013. No termination fees or penalties were incurred by the Company in connection with the termination of the prior credit agreement. As of June 30, 2012, there were no borrowings under the agreement, and the Company believes that borrowings under the revolving credit facility are and will continue to be available for general corporate purposes. The agreement includes certain restrictive covenants and limitations, with which the Company was in compliance as of June 30, 2012.

Of the $44 of foreign and other credit lines at June 30, 2012, $29 was available for borrowing.

Long-term debt maturities as of June 30, 2012, are $850, zero, $575, $300, zero and $700 in fiscal years 2013, 2014, 2015, 2016, 2017 and thereafter, respectively.

NOTE 10. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Accounting guidance on fair value measurements for certain financial assets and liabilities requires that financial assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions.

As of June 30, 2012 and 2011, the Company’s financial assets and liabilities that were measured at fair value on a recurring basis during the year included derivative financial instruments, which were all level 2.

Financial Risk Management and Derivative Instruments

The Company is exposed to certain commodity, interest rate and foreign currency risks relating to its ongoing business operations and uses derivative instruments to mitigate its exposure to these risks.

NOTE 10. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Commodity Price Risk Management

The Company may use commodity exchange traded futures and over-the-counter swap contracts to fix the price of a portion of its forecasted raw material requirements. Contract maturities, which are generally no longer than 18 months, are matched to the length of the raw material purchase contracts. Commodity purchase contracts are measured at fair value using market quotations obtained from commodity derivative dealers.

As of June 30, 2012, the net notional value of commodity derivatives was $39, of which $22 related to jet fuel, $14 related to soybean oil, and $3 related to crude oil. As of June 30, 2011, the net notional value of commodity derivatives was $44, of which $22 related to jet fuel, $16 related to soybean oil, $3 related to crude oil and $3 related to diesel fuel.

Interest Rate Risk Management

The Company may enter into over-the-counter interest rate forward contracts to fix a portion of the benchmark interest rate prior to the anticipated issuance of fixed rate debt. These interest rate forward contracts generally have durations of less than twelve months. The interest rate contracts are measured at fair value using information quoted by U.S. government bond dealers. During the fiscal year ended June 30, 2012, the Company paid $36 to settle interest rate forward contracts, which were reflected as operating cash flows.

As of June 30, 2012 and 2011, the net notional value of interest rate forward contracts was $250 and $300, respectively.

Foreign Currency Risk Management

The Company may also enter into certain over-the-counter foreign currency-related derivative contracts to manage a portion of the Company’s foreign exchange risk associated with the purchase of inventory and certain intercompany transactions. These foreign currency contracts generally have durations no longer than twelve months. The foreign exchange contracts are measured at fair value using information quoted by foreign exchange dealers.

The net notional values of outstanding foreign currency forward contracts used by the Company’s subsidiaries in Canada and Australia to hedge forecasted purchases of inventory were $28 and $0 as of June 30, 2012, respectively, and $28 and $13 as of June 30, 2011, respectively. The net notional values of outstanding foreign currency forward contracts used by the Company to economically hedge foreign exchange risk associated with certain intercompany transactions were $17 and $0 as of June 30, 2012 and 2011, respectively.

Counterparty Risk Management

Certain terms of the agreements governing the Company’s over-the-counter derivative instruments require the Company or the counterparty to post collateral when the fair value of the derivative instruments exceeds contractually defined counterparty liability position limits. The $4 and $1 of derivative instruments in accrued liabilities as of June 30, 2012 and 2011, respectively, contain such terms. As of June 30, 2012, the Company was not required to post any collateral.

Certain terms of the agreements governing the over-the-counter derivative instruments contain provisions that require the credit ratings, as assigned by Standard & Poor’s and Moody’s to the Company and its counterparties, to remain at a level equal to or better than the minimum of an investment grade credit rating. If the Company’s credit ratings were to fall below investment grade, the counterparties to the derivative instruments could request full collateralization on derivative instruments in net liability positions. As of June 30, 2012, the Company and each of its counterparties maintained investment grade ratings with both Standard & Poor’s and Moody’s.

NOTE 10. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Fair Value of Derivative Instruments

The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as a hedge, and, if so, on the type of the hedging relationship. For those derivative instruments designated and qualifying as hedging instruments, the Company must designate the hedging instrument as a fair value hedge or a cash flow hedge. The Company designates its commodity forward and future contracts for forecasted purchases of raw materials, interest rate forward contracts for forecasted interest payments, and foreign currency forward contracts for forecasted purchases of inventory as cash flow hedges. The Company does not designate its foreign currency forward contracts for certain intercompany transactions as accounting hedges.

During the fiscal years ended June 30, 2012, 2011 and 2010, the Company had no hedging instruments designated as fair value hedges.

The Company’s derivative instruments designated as hedging instruments were recorded at fair value in the consolidated balance sheets as of June 30 as follows:

	Balance Sheet classification	2012	2011
Assets
Foreign exchange contracts	Other current assets	$1	$-
Interest rate contracts	Other current assets	-	1
Commodity purchase contracts	Other current assets	-	4
		$1	$5

Liabilities
Interest rate contracts	Accrued liabilities	$3	$1
Commodity purchase contracts	Accrued liabilities	1	-
		$4	$1

During the fiscal year ended June 30, 2012, the Company entered into foreign currency forward contracts that were not designated as accounting hedging instruments. These derivatives are used by the Company to economically hedge foreign exchange risk associated with certain intercompany transactions between subsidiaries in Canada and the U.S. The Company did not enter into any such transactions during the years ended June 30, 2011 and 2010.

The Company’s derivative financial instruments not designated as hedging instruments were recorded at fair value in the consolidated balance sheets as of June 30 as follows:

	Balance Sheet classification	2012	2011
Assets
Commodity purchase contracts	Other current assets	$-	$1

Liabilities
Foreign exchange contracts	Accrued liabilities	$-	$-

NOTE 10. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

For derivative instruments designated and qualifying as cash flow hedges, the effective portion of gains or losses is reported as a component of other comprehensive income (OCI) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The estimated amount of the existing net loss as of June 30, 2012, expected to be reclassified into earnings within the next twelve months is $4. Gains and losses on derivative instruments representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. During the fiscal years ended June 30, 2012 and 2011, hedge ineffectiveness was not material. The Company de-designates cash flow hedge relationships whenever it determines that the hedge relationships are no longer highly effective or that the forecasted transaction is no longer probable. The portion of gains or losses on the derivative instrument previously accumulated in OCI for de-designated hedges remains in accumulated OCI until the forecasted transaction is recognized in earnings, or is recognized in earnings immediately if the forecasted transaction is no longer probable. Changes in the value of derivative instruments not designated as accounting hedges are recorded in other (income) expense, net. The effects of derivative instruments designated as hedging instruments on OCI and the consolidated statements of earnings were as follows during the fiscal years ended June 30:

	(Losses) gains recognized in OCI			Gains (losses) reclassified from OCI and recognized in earnings
	2012	2011	2010	2012	2011	2010
Commodity purchase contracts	$(1)	$8	$(3)	$4	$3	$(15)
Interest rate contracts	(39)	3	-	(2)	-	-
Foreign exchange contracts	3	(4)	(2)	2	(3)	(3)
Total	$(37)	$7	$(5)	$4	$-	$(18)

The gains and losses reclassified from OCI and recognized in earnings during the fiscal years ended June 30, 2012, 2011 and 2010 for commodity purchase contracts and foreign exchange contracts were included in cost of products sold. The loss reclassified from OCI and recognized in earnings during the fiscal year ended June 30, 2012 for interest rate contracts was included in interest expense. Of the losses reclassified from OCI and recognized in earnings during fiscal year 2010, $16 was included in cost of products sold and $2 was included in earnings from discontinued operations.

The loss from derivatives not designated as accounting hedges was $0 during the fiscal year ended June 30, 2012. The gain reclassified from OCI and recognized in earnings from de-designated hedges was $0 for fiscal years ended June 30, 2012, 2011 and 2010. Changes in the value of derivative instruments after de-designation were included in other (income) expense, net, and amounted to $0, $(6) and $3 for fiscal years 2012, 2011 and 2010, respectively.

Other

During fiscal year 2011, the Company determined that the book value of the Burt’s Bees reporting unit exceeded its fair value and recognized a noncash goodwill impairment charge of $258 (See Note 7). The implied fair value was based on significant unobservable inputs, and as a result, the fair value measurement was classified as level 3. During the fiscal years ended June 30, 2012, 2011 and 2010, the Company did not recognize any other significant fair value measurements classified as level 3.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values as of June 30, 2012 and 2011, due to their nature.

NOTE 11. OTHER LIABILITIES

Other liabilities consisted of the following as of June 30:

	2012	2011
Employee benefit obligations	$312	$215
Venture agreement net terminal obligation	281	277
Taxes	82	89
Other	64	38
Total	$739	$619

Venture Agreement

The Company has an agreement with The Procter & Gamble Company (P&G) for its Glad® plastic bags, wraps and containers business. The Company maintains a net terminal obligation liability, which reflects the estimated value of the contractual requirement to repurchase P&G’s interest at the termination of the agreement. As of June 30, 2012 and 2011, P&G had a 20% interest in the venture. The Company pays a royalty to P&G for its interest in the profits, losses and cash flows, as contractually defined, of the Glad® business, which is included in cost of products sold.

The agreement, entered into in 2003, has a 20-year term, with a 10-year renewal option and can be terminated under certain circumstances, including at P&G’s option upon a change in control of the Company, or, at either party’s option, upon the sale of the Glad® business by the Company. Upon termination of the agreement, the Company will purchase P&G’s interest for cash at fair value as established by predetermined valuation procedures. Following termination, the Glad® business will retain the exclusive core intellectual property licenses contributed by P&G on a royalty free basis for the licensed products marketed.

NOTE 12. OTHER CONTINGENCIES AND GUARANTEES

Contingencies

The Company is involved in certain environmental matters, including response actions at various locations. The Company had a recorded liability of $14 and $15 as of June 30, 2012 and 2011, respectively, for its share of aggregate future remediation costs related to these matters. One matter in Dickinson County, Michigan, for which the Company is jointly and severally liable, accounted for a substantial majority of the recorded liability as of both June 30, 2012 and 2011. The Company has agreed to be liable for 24.3% of the aggregate remediation and associated costs for this matter pursuant to a cost-sharing arrangement with a third party. With the assistance of environmental consultants, the Company maintains an undiscounted liability representing its current best estimate of its share of the capital expenditures, maintenance and other costs that may be incurred over an estimated 30-year remediation period. Currently, the Company cannot accurately predict the timing of future payments that may be made under this obligation. In addition, the Company’s estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts, changes in remediation requirements and the future availability of alternative clean-up technologies. Although it is possible that the Company’s exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not estimable at this time.

The Company is subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, and employee and other matters. Based on the Company’s analysis of these claims and litigation, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for or disclosed below, will not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

NOTE 12. OTHER CONTINGENCIES AND GUARANTEES (Continued)

On August 7, 2012, an appellate court hearing was convened in a lawsuit pending in Brazil against the Company and one of its wholly-owned subsidiaries, The Glad Products Company (“Glad”). The pending lawsuit was initially filed in a Brazilian lower court in 2002 by two Brazilian companies and one Uruguayan company (collectively “Petroplus”) related to joint venture agreements for the distribution of STP auto-care products in Brazil with three companies that became subsidiaries of the Company as a result of the Company’s merger with First Brands Corporation in January 1999 (collectively, “Clorox Subsidiaries”). The pending lawsuit seeks indemnification for damages and losses for alleged breaches of the joint venture agreements and abuse of economic power by the Company and Glad. Petroplus had previously unsuccessfully raised the same claims and sought damages from the Company and the Clorox Subsidiaries in an International Chamber of Commerce (“ICC”) arbitration proceeding in Miami filed in 2001. The ICC arbitration panel unanimously ruled against Petroplus in numerous rulings in 2001 through 2003, reaching a final decision against Petroplus in November 2003 (“Final ICC Arbitration Award”). The Final ICC Arbitration Award was ratified by the Superior Court of Justice of Brazil in May 2007 (“Foreign Judgment”), and the United States District Court for the Southern District of Florida subsequently confirmed the Final ICC Arbitration Award and recognized and adopted the Foreign Judgment as a judgment of the United States District Court for the Southern District of Florida (“U.S. Judgment”). Despite this, in March 2008 a Brazilian lower court ruled against the Company and Glad in the pending lawsuit and awarded Petroplus R$22,952,678 ($13) plus interest. The current value of that judgment, including interest and foreign exchange fluctuation as of August 14, 2012, is approximately $34.

Because the Final ICC Arbitration Award, the Foreign Judgment and the U.S. Judgment relate to the same claims as those in the pending lawsuit, the Company believes that Petroplus is precluded from re-litigating these claims. Prior to the August 2012 court hearing, the Company viewed a potential loss in excess of amounts accrued in connection with this matter as remote. Based on the proceedings in August, the Company now believes that it is reasonably possible that a loss could be incurred in this matter in excess of amounts accrued, although it is unable to reasonably estimate the amount of any such additional loss. The Company continues to believe that its defenses are meritorious. If the appellate court rules against the Company and Glad, they plan to appeal the decision to the highest courts of Brazil, which could take years to resolve. Expenses related to this litigation and any potential additional loss would be reflected in Discontinued Operations, consistent with the Company’s classification of expenses related to its discontinued Brazil operations.

Glad and the Clorox Subsidiaries have also filed separate lawsuits against Petroplus alleging misuse of the STP trademark and related matters, which are currently pending before Brazilian courts.

Guarantees

In conjunction with divestitures and other transactions, the Company may provide typical indemnifications (e.g., indemnifications for representations and warranties and retention of previously existing environmental, tax and employee liabilities) that have terms that vary in duration and in the potential amount of the total obligation and, in many circumstances, are not explicitly defined. The Company has not made, nor does it believe that it is probable that it will make, any payments relating to its indemnifications, and believes that any reasonably possible payments would not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

As of June 30, 2012, the Company was a party to a letter of credit of $15, related to one of its insurance carriers.

The Company had not recorded any liabilities on any of the aforementioned guarantees as of June 30, 2012.

NOTE 13. STOCKHOLDERS’ (DEFICIT) EQUITY

The Company has three share repurchase programs: two open-market purchase programs and a program to offset the impact of share dilution related to share-based awards (the Evergreen Program). In May 2008, the Company’s board of directors approved an open-market purchase program with a total authorization of $750, of which $71 remained available as of June 30, 2012. In May 2011, the board of directors approved a second open-market purchase program with a total authorization of $750, all of which remained available for repurchase as of June 30, 2012. The Evergreen Program has no authorization limit as to amount or timing of repurchases. The purpose of the Evergreen Program is to offset the impact of share dilution related to share-based awards.

NOTE 13. STOCKHOLDERS’ (DEFICIT) EQUITY (Continued)

Share repurchases under authorized programs were as follows during the fiscal years ended June 30:

	2012		2011		2010
	Amount	Shares (000)	Amount	Shares (000)	Amount	Shares (000)
Open-market purchase programs	$158	2,429	$521	7,654	$-	-
Evergreen Program	67	990	134	2,122	150	2,374
Total	$225	3,419	$655	9,776	$150	2,374

During fiscal years 2012, 2011 and 2010, the Company declared dividends per share of $2.44, $2.25 and $2.05, respectively, and paid dividends per share of $2.40, $2.20 and $2.00, respectively.

Accumulated other comprehensive net losses at June 30, 2012, 2011 and 2010 included the following net-of-tax gains (losses):

	2012	2011	2010
Currency translation	$(198)	$(157)	$(211)
Derivatives	(33)	4	1
Pension and postretirement benefit adjustments	(165)	(97)	(161)
Total	$(396)	$(250)	$(371)

Preferred Stock and Shareholder Rights Plan

The Company is authorized to issue up to 5.0 million shares of preferred stock, of which 1.4 million shares have been designated as Series A Junior Participating Preferred Stock in connection with the adoption of a Rights Agreement (see below). As of June 30, 2012 and 2011, no shares of preferred stock were issued or outstanding. The Company’s board of directors may issue preferred stock in one or more series from time to time. The board of directors is authorized to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

On July 18, 2011, the Board of Directors adopted a stockholder rights plan (the “Rights Agreement”). Pursuant to the Rights Agreement, the Board of Directors declared a dividend distribution of one right for each share of common stock (the “Rights”). Each Right entitled the holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock at an initial exercise price of $350 per share. The Rights expired on July 16, 2012.

NOTE 14. NET EARNINGS PER SHARE

The following is the reconciliation of net earnings to net earnings applicable to common stock:

	2012	2011	2010
Earnings from continuing operations	$543	$287	$526
(Loss) earnings from discontinued operations	(2)	270	77
Net earnings	541	557	603
Less: Earnings allocated to participating securities	-	2	3
Net earnings applicable to common stock	$541	$555	$600

NOTE 14. NET EARNINGS PER SHARE (Continued)

The following is the reconciliation of the weighted average number of shares outstanding (in thousands) used to calculate basic net earnings per share (EPS) to those used to calculate diluted net EPS:

	2012	2011	2010
Basic	130,852	136,699	140,272
Dilutive effect of stock options and other	1,458	1,402	1,262
Diluted	132,310	138,101	141,534

During fiscal years 2012, 2011 and 2010, the Company did not include stock options to purchase approximately 1.8 million, 2.0 million and 4.0 million shares, respectively, of the Company’s common stock in the calculations of diluted net EPS because their exercise price was greater than the average market price, making them anti-dilutive.

NOTE 15. SHARE-BASED COMPENSATION PLANS

In November 2005, the Company’s stockholders approved the 2005 Stock Incentive Plan (2005 Plan). The 2005 Plan permits the Company to grant various nonqualified, share-based compensation awards, including stock options, restricted stock, performance units, deferred stock units, restricted stock units, stock appreciation rights and other stock-based awards. The Company is authorized to grant up to 7 million common shares under the 2005 Plan, and, as of June 30, 2012, approximately 4 million common shares were available for grant under the plan.

Compensation cost and the related income tax benefit recognized in the Company’s fiscal years 2012, 2011 and 2010 consolidated financial statements for share-based compensation plans were classified as indicated below.

	2012	2011	2010
Cost of products sold	$3	$4	$8
Selling and administrative expenses	22	26	46
Research and development costs	2	2	6
Total compensation cost	$27	$32	$60
Related income tax benefit	$10	$12	$22

Cash received during fiscal years 2012, 2011 and 2010 from stock options exercised under all share-based payment arrangements was $79, $84 and $69, respectively. The Company issues shares for share-based compensation plans from treasury stock. The Company may repurchase shares under its Evergreen Program to offset the estimated impact of share dilution related to share-based awards (See Note 13).

NOTE 15. SHARE-BASED COMPENSATION PLANS (Continued)

Details regarding the valuation and accounting for stock options, restricted stock awards, performance units and deferred stock units for non-employee directors follow.

Stock Options

The fair value of each stock option award granted during fiscal years 2012, 2011 and 2010 was estimated on the date of grant using the Black-Scholes valuation model and assumptions noted in the following table:

	2012	2011	2010
Expected life	4.9 - 5.7 years	4.9 - 5.9 years	5.1 - 5.4 years
Weighted-average expected life	5.7 years	5.4 years	5.2 years
Expected volatility	21.9% to 25.9%	20.6% to 21.0%	21.6% to 22.9%
Weighted-average volatility	23.5%	20.6%	22.0%
Risk-free interest rate	0.9% to 1.1%	1.5%	2.2% to 2.4%
Weighted-average risk-free interest rate	0.9%	1.5%	2.4%
Dividend yield	3.5%-3.8%	3.4%-3.6%	3.4% to 3.6%
Weighted-average dividend yield	3.5%	3.4%	3.6%

The expected life of the stock options is based on observed historical exercise patterns. Groups of employees having similar historical exercise behavior are considered separately for valuation purposes. The Company estimates stock option forfeitures based on historical data for each separate employee grouping, and adjusts the rate to expected forfeitures periodically. The adjustment of the forfeiture rate will result in a cumulative catch-up adjustment in the period the forfeiture estimate is changed. The expected volatility is based on implied volatility from publicly traded options on the Company’s stock at the date of grant, historical implied volatility of the Company’s publicly traded options and other factors. The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option. The dividend yield is based on the projected annual dividend payment per share, divided by the stock price at the date of grant. Details of the Company’s stock option plan at June 30 are summarized below:

	Number of Shares	Weighted- Average Exercise Price per Share	Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)
Outstanding at June 30, 2011	9,954	$59	6 years	$83
Granted	1,894	68
Exercised	(1,530)	52
Cancelled	(214)	59
Outstanding at June 30, 2012	10,104	$62	6 years	$108

Options vested at June 30, 2012	5,792	$59	5 years	$78

The weighted-average fair value per share of each option granted during fiscal years 2012, 2011, and 2010, estimated at the grant date using the Black-Scholes option pricing model, was $9.24, $8.27 and $8.34, respectively. The total intrinsic value of options exercised in fiscal years 2012, 2011 and 2010 was $29, $38 and $36, respectively.

Stock option awards outstanding as of June 30, 2012, have been granted at prices that are either equal to or above the market value of the stock on the date of grant. Stock option grants generally vest over four years and expire no later than ten years after the grant date. The Company recognizes compensation expense ratably over the vesting period. As of June 30, 2012, there was $17 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a remaining weighted-average vesting period of two years, subject to forfeiture changes.

NOTE 15. SHARE-BASED COMPENSATION PLANS (Continued)

Restricted Stock Awards

The fair value of restricted stock awards is estimated on the date of grant based on the market price of the stock and is amortized to compensation expense on a straight-line basis over the related vesting periods, which are generally three to four years. The total number of restricted stock awards expected to vest is adjusted by estimated forfeiture rates. Restricted stock grants prior to July 1, 2009, receive dividend distributions during their vesting period. Restricted stock grants after July 1, 2009, receive dividend distributions earned during the vesting period upon vesting.

As of June 30, 2012, there was $1 of total unrecognized compensation cost related to non-vested restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of two years. The total fair value of the shares that vested in fiscal years 2012, 2011 and 2010 was $3, $4 and $5, respectively. The weighted-average grant-date fair value of awards granted was $68.52, $67.58 and $58.91 per share for fiscal years 2012, 2011 and 2010, respectively.

A summary of the status of the Company’s restricted stock awards as of June 30 is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
	(In thousands)
Restricted stock awards at June 30, 2011	68	$64
Granted	4	69
Vested	(47)	64
Forfeited	(3)	65
Restricted stock awards at June 30, 2012	22	$65

Performance Units

The Company’s performance unit grants provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves certain performance targets. The performance unit grants vest after three years. Performance unit grants prior to July 1, 2009 receive dividend distributions during their vesting periods. Performance unit grants after July 1, 2009 receive dividends earned during the vesting period upon vesting.

The fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates, and the initial assumption that performance goals will be achieved. Compensation expense is adjusted, as necessary, on a quarterly basis based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, any previously recognized compensation expense is reversed to reflect the expected payout level. If it is determined that the performance goals will be exceeded, additional compensation expense is recognized, subject to a cap of 150% of target.

The number of shares issued will be dependent upon vesting and the achievement of specified performance targets. At June 30, 2012, there was $17 in unrecognized compensation cost related to non-vested performance unit grants that is expected to be recognized over a remaining weighted-average performance period of two years. The weighted-average grant-date fair value of awards granted was $68.17, $66.48 and $57.28 per share for fiscal years 2012, 2011 and 2010, respectively.

NOTE 15. SHARE-BASED COMPENSATION PLANS (Continued)

A summary of the status of the Company’s performance unit awards as of June 30 is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
	(In thousands)
Performance unit awards as of June 30, 2011	1,479	$60
Granted	579	68
Distributed	(602)	64
Forfeited	(86)	64
Performance unit awards as of June 30, 2012	1,370	$62
Performance units vested and deferred as of June 30, 2012	210	$51

The non-vested performance units outstanding at June 30, 2012 and 2011 were 1,160,000 and 1,203,000, respectively, and the weighted average grant date fair value was $64.04 and $62.55 per share, respectively. Total shares vested during fiscal year 2012 were 536,000 which had a weighted average grant date fair value per share of $63.95. The total fair value of shares vested was $34, $27 and $33 during fiscal years 2012, 2011 and 2010, respectively. Upon vesting, the recipients of the grants receive the distribution as shares or, if previously elected by eligible recipients, as deferred stock. During fiscal years 2012 and 2011, $33 and $25, respectively, of the vested awards were paid by the issuance of shares. During fiscal years 2012 and 2011, $1 and $2, respectively, of the vested awards were deferred. Deferred shares receive dividend distributions during their deferral period.

Deferred Stock Units for Nonemployee Directors

Nonemployee directors receive annual grants of deferred stock units under the Company’s director compensation program and can elect to receive all or a portion of their annual retainers and fees in the form of deferred stock units. The deferred stock units receive dividend distributions, which are reinvested as deferred stock units, and are recognized at their fair value on the date of grant. Each deferred stock unit represents the right to receive one share of the Company’s common stock following the termination of a director’s service.

During fiscal year 2012, the Company granted 22,500 deferred stock units, reinvested dividends of 7,600 units and distributed 16,400 shares, which had a weighted-average fair value on grant date of $66.95, $67.54 and $60.93 per share, respectively. As of June 30, 2012, 222,900 units were outstanding, which had a weighted-average fair value on grant date of $58.80 per share.

NOTE 16. LEASES AND OTHER COMMITMENTS

The Company leases transportation equipment, certain information technology equipment and various manufacturing, warehousing, and office facilities. The Company’s leases are classified as operating leases, and the Company’s existing contracts will expire by 2024. The Company expects that, in the normal course of business, existing contracts will be renewed or replaced by other leases. The future minimum rental payments required under the Company’s existing non-cancelable lease agreements at June 30, 2012, are expected to be $38, $34, $30, $28, $26 and $95 in fiscal years 2013, 2014, 2015, 2016, 2017 and thereafter, respectively.

In the fourth quarter of fiscal year 2012, the Company began the process of relocating certain employees from its general office building in Oakland, Calif. to a new facility located in Pleasanton Calif. Employees from its Technical and Data Center in Pleasanton, Calif. are also expected to be relocated to the new facility by the end of fiscal year 2013. The new facility consists of approximately 343,000 square feet of leased space and will house the Company’s research and development group, as well as other administrative and operational support personnel. The future minimum rental payments required under the Company’s existing non-cancelable lease agreement for the new facility at June 30, 2012, are expected to be $4, $6, $6, $7, $7 and $43 in fiscal years 2013, 2014, 2015, 2016, 2017 and thereafter, respectively. These amounts are included in the Company’s future minimum rental payments disclosed above.

NOTE 16. LEASES AND OTHER COMMITMENTS (Continued)

Rental expense for all operating leases was $68, $62 and $59 in fiscal years 2012, 2011 and 2010, respectively. Certain space not occupied by the Company in its general office building is rented to other tenants under operating leases expiring through 2017. Future minimum rentals to be received under these leases total $3 and do not exceed $1 in any one year.

The Company is also a party to certain purchase obligations, which are defined as purchase agreements that are enforceable and legally-binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. Examples of the Company’s purchase obligations include contracts to purchase raw materials, commitments to contract manufacturers, commitments for information technology and related services, advertising contracts, utility agreements, capital expenditure agreements, software acquisition and license commitments, and service contracts. At June 30, 2012, the Company’s purchase obligations, including the services related to the Information Technology Services (ITS) Agreement, totaled $382, $169, $88, $28, $25 and $48 for fiscal years 2013 through 2017, and thereafter, respectively. Estimates for the ITS Agreement are based on an annual service fee that is adjusted periodically based upon updates to services and equipment provided. Included in the ITS Agreement are certain acceleration payment clauses if the Company terminates the contract without cause.

NOTE 17. OTHER (INCOME) EXPENSE, NET

The major components of other (income) expense, net, for the fiscal years ended June 30 were:

	2012	2011	2010
Income from equity investees	$(11)	$(8)	$(9)
Income from transition services (Note 2)	(6)	(9)	-
Low-income housing partnership (gains) losses	(2)	(13)	1
Amortization of trademarks and other intangible assets (Note 7)	9	9	9
Foreign exchange transaction losses (gains), net (Note 1)	1	(2)	26
Other, net	(4)	-	2
Total	$(13)	$(23)	$29

As of June 30, 2012, the Company owns, directly or indirectly, limited partnership interests of up to 99% in 24 low-income housing partnerships. In fiscal year 2011, the Company sold three properties and recognized a gain of $13.

Approximately $24 of the fiscal year 2010 foreign exchange transaction losses, net, represent remeasurement losses for the Company’s Venezuelan subsidiary (see Note 1).

NOTE 18. INCOME TAXES

The provision for income taxes on continuing operations, by tax jurisdiction, consisted of the following as of June 30:

	2012	2011	2010
Current
Federal	$200	$139	$193
State	12	19	23
Foreign	48	45	39
Total current	260	203	255

Deferred
Federal	-	71	18
State	1	2	2
Foreign	(13)	-	4
Total deferred	(12)	73	24
Total	$248	$276	$279

The components of earnings from continuing operations before income taxes, by tax jurisdiction, consisted of the following as of June 30:

	2012	2011	2010
United States	$655	$446	$664
Foreign	136	117	141
Total	$791	$563	$805

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate on continuing operations follows as of June 30:

	2012	2011	2010
Statutory federal tax rate	35.0%	35.0%	35.0%
State taxes (net of federal tax benefits)	1.1	2.3	2.2
Tax differential on foreign earnings	(2.5)	(1.0)	(1.0)
Domestic manufacturing deduction	(2.2)	(3.5)	(1.8)
Noncash goodwill impairment	-	16.0	-
Other differences	-	0.2	0.3
Effective tax rate	31.4%	49.0%	34.7%

The substantially different effective tax rate in fiscal year 2011 primarily resulted from the 16.0% impact of the non-deductible noncash goodwill impairment charge of $258 related to the Burt’s Bees reporting unit as there was no substantial tax benefit associated with this noncash charge.

Applicable U.S. income taxes and foreign withholding taxes have not been provided on approximately $146 of undistributed earnings of certain foreign subsidiaries at June 30, 2012, because these earnings are considered indefinitely reinvested. The net federal income tax liability that would arise if these earnings were not indefinitely reinvested is approximately $36. Applicable U.S. income and foreign withholding taxes are provided on these earnings in the periods in which they are no longer considered indefinitely reinvested.

NOTE 18. INCOME TAXES (Continued)

Tax benefits resulting from share-based payment arrangements that are in excess of the tax benefits recorded in net earnings over the vesting period of those arrangements are recorded as increases to additional paid-in capital. Excess tax benefits of approximately $10, $9, and $10, were realized and recorded to additional paid-in capital for the fiscal years 2012, 2011 and 2010, respectively. The components of deferred tax assets (liabilities) as of June 30 are shown below:

	2012	2011
Deferred tax assets
Compensation and benefit programs	$203	$157
Basis difference related to Venture Agreement	30	30
Accruals and reserves	49	34
Inventory costs	22	13
Net operating loss and tax credit carryforwards	21	18
Other	23	36
Subtotal	348	288
Valuation allowance	(20)	(14)
Total deferred tax assets	328	274

Deferred tax liabilities
Fixed and intangible assets	(268)	(258)
Low-income housing partnerships	(29)	(27)
Other	(32)	(35)
Total deferred tax liabilities	(329)	(320)
Net deferred tax liabilities	$(1)	$(46)

The Company periodically reviews its deferred tax assets for recoverability. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Valuation allowances have been provided to reduce deferred tax assets to amounts considered recoverable. Details of the valuation allowance were as follows as of June 30:

	2012	2011
Valuation allowance at beginning of year	$(14)	$(12)
Net decrease in realizability of foreign deferred tax assets	(3)	(1)
Net increase in foreign net operating loss carryforward and other	(3)	(1)
Valuation allowance at end of year	$(20)	$(14)

At June 30, 2012, the Company had foreign tax credit carryforwards of $7 for U.S. income tax purposes. Tax benefits from foreign net operating loss carryforwards of $8 have expiration dates between fiscal years 2013 and 2021. Tax benefits from foreign net operating loss carryforwards of $6 may be carried forward indefinitely.

The Company files income tax returns in the U.S. federal and various state, local and foreign jurisdictions. In the first quarter of fiscal year 2010, the Company paid federal tax and interest of $8 related to audits of the 2004 and 2006 fiscal tax years. In the first quarter of fiscal year 2011, certain issues relating to 2003, 2004 and 2006 were effectively settled by the Company and the IRS Appeals Division. Tax and interest payments of $18 were made with respect to these issues in the second quarter of fiscal year 2011. Interest payments of $4 were made with respect to these issues in the third quarter of fiscal year 2011. No tax benefits had previously been recognized for the issues related to the 2003, 2004 and 2006 tax settlements. The federal statute of limitations has expired for all tax years through June 30, 2008. Various income tax returns in state and foreign jurisdictions are currently in the process of examination.

NOTE 18. INCOME TAXES (Continued)

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. As of June 30, 2012 and 2011, the total balance of accrued interest and penalties related to uncertain tax positions was $7 and $8, respectively. Interest and penalties included in income tax expense resulted in a net benefit of $3, a net benefit of $3 and a net expense of $5 in fiscal years 2012, 2011 and 2010, respectively. The following is a reconciliation of the beginning and ending amounts of the Company’s gross unrecognized tax benefits:

	2012	2011	2010
Unrecognized tax benefits - July 1	$97	$84	$98
Gross increases - tax positions in prior periods	4	3	10
Gross decreases - tax positions in prior periods	(16)	(9)	(15)
Gross increases - current period tax positions	6	45	5
Gross decreases - current period tax positions	(1)	-	-
Settlements	(10)	(26)	(14)
Unrecognized tax benefits - June 30	$80	$97	$84

Included in the balance of unrecognized tax benefits at June 30, 2012, 2011 and 2010, are potential benefits of $56, $68 and $57, respectively, which if recognized, would affect the effective tax rate on earnings.

In the twelve months succeeding June 30, 2012, audit resolutions could potentially reduce total unrecognized tax benefits by up to $4, primarily as a result of cash settlement payments. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

NOTE 19. EMPLOYEE BENEFIT PLANS

Retirement Income Plans

Effective July 1, 2011, and as part of a set of long-term, cost neutral enhancements to the Company’s overall employee benefit plans, the domestic qualified plan was frozen for service accrual and eligibility purposes, however, interest credits will continue to accrue on participant balances. As of June 30, 2012, the benefits of the domestic qualified plan are based on either employee years of service and compensation or a stated dollar amount per years of service. The Company is the sole contributor to the plan in amounts deemed necessary to provide benefits and to the extent deductible for federal income tax purposes. Assets of the plan consist primarily of investments in cash equivalents, mutual funds and common collective trusts.

The Company did not make any contributions to its domestic qualified retirement income plan during the fiscal year 2012. It contributed $15 and $43 in fiscal years 2011 and 2010, respectively. Contributions made to the domestic non-qualified retirement income plans were $11, $8 and $8 in fiscal years 2012, 2011 and 2010, respectively. The Company has also contributed $1, $1, and $2 to its foreign retirement income plans for fiscal years 2012, 2011 and 2010, respectively. The Company’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit tax laws plus additional amounts as the Company may determine to be appropriate.

Retirement Health Care

The Company provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. The plans pay stated percentages of covered expenses after annual deductibles have been met. Benefits paid take into consideration payments by Medicare for the domestic plan. The plans are funded as claims are paid, and the Company has the right to modify or terminate certain of these plans.

The assumed domestic health care cost trend rate used in measuring the accumulated postretirement benefit obligation (APBO) was 7.8% for medical and 8.7% for prescription drugs for fiscal year 2012. These rates have been assumed to gradually decrease each year until an assumed ultimate trend of 4.5% is reached in 2028. The health care cost trend rate assumption has an effect on the amounts reported. The effect of a hypothetical 100 basis point increase or decrease in the assumed domestic health care cost trend rate on the total service and interest cost components, and the postretirement benefit obligation would have been $1 for the fiscal year ended June 30, 2012, and less than $1 for both fiscal years ended June 30, 2011 and 2010.

NOTE 19. EMPLOYEE BENEFIT PLANS (Continued)

Financial Information Related to Retirement Income and Retirement Health Care

Summarized information for the Company’s retirement income and retirement health care plans at and for the fiscal years ended June 30 is as follows:

	Retirement Income		Retirement Health Care
	2012	2011	2012	2011
Change in benefit obligations:
Projected benefit obligation at beginning of year	$566	$560	$58	$78
Service cost	-	12	1	2
Interest cost	29	29	3	4
Employee contributions to deferred compensation plans	5	7	-	-
Actuarial (gain) loss	82	(12)	3	(23)
Plan amendments	-	-	-	(2)
Curtailment (gain) loss	-	(1)	-	-
Translation adjustment	-	3	(1)	-
Benefits paid	(36)	(32)	(1)	(1)
Projected benefit obligation at end of year	646	566	63	58

Change in plan assets:
Fair value of assets at beginning of year	410	335	-	-
Actual return on plan assets	9	80	-	-
Employer contributions to qualified and nonqualified plans	12	24	1	1
Translation adjustment	(1)	3	-	-
Benefits paid	(36)	(32)	(1)	(1)
Fair value of plan assets at end of year	394	410	-	-
Accrued benefit cost, net funded status	$(252)	$156	$(63)	$(58)

Amount recognized in the balance sheets consists of:
Pension benefit assets	$-	$1	$-	$-
Current accrued benefit liability	(14)	(11)	(6)	(5)
Non-current accrued benefit liability	(238)	(146)	(57)	(53)
Accrued benefit cost, net	$(252)	$(156)	$(63)	$(58)

Information for retirement income plans with an accumulated benefit obligation (ABO) in excess of plan assets as of June 30 follows:

	Pension Plans		Other Retirement Plans
	2012	2011	2012	2011
Projected benefit obligation	$561	$473	$84	$71
Accumulated benefit obligation	561	469	84	71
Fair value of plan assets	393	388	-	-

NOTE 19. EMPLOYEE BENEFIT PLANS (Continued)

The ABO for all pension plans was $561, $490 and $490, respectively, as of June 30, 2012, 2011 and 2010. The ABO for all retirement income plans increased by $85 in fiscal year 2012, primarily due to a decrease in the discount rate. The net costs of the retirement income and health care plans for the fiscal years ended June 30 include the following components:

	Retirement Income			Retirement Health Care
	2012	2011	2010	2012	2011	2010
Service cost	$-	$12	$9	$1	$2	$2
Interest cost	29	29	30	3	4	4
Expected return on plan assets	(31)	(33)	(31)	-	-	-
Curtailment gain	-	(1)	-	-	-	-
Amortization of unrecognized items	8	17	9	(3)	(2)	(2)
Total	$6	$24	$17	$1	$4	$4

Items not yet recognized as a component of postretirement expense as of June 30, 2012, consisted of:

	Retirement Income	Retirement Health Care
Net actuarial loss (gain)	$286	$(22)
Prior service cost (benefit)	1	(2)
Net deferred income tax (assets) liabilities	(107)	9
Accumulated other comprehensive loss (income)	$180	$(15)

Net actuarial loss (gain) recorded in accumulated other comprehensive net losses for the fiscal year ended June 30, 2012, included the following:

	Retirement Income	Retirement Health Care
Net actuarial loss (gain) at beginning of year	$186	$(28)
Amortization during the year	(7)	2
Loss during the year	107	4
Net actuarial loss (gain) at end of year	$286	$(22)

The Company uses the straight line amortization method for unrecognized prior service costs and benefits. In fiscal year 2013, the Company expects to recognize, on a pretax basis, approximately less than $1 of the prior service cost and $12 of the net actuarial loss, and approximately $1 of the prior service credit and $2 of the net actuarial gain, as a component of net periodic benefit cost for the retirement income and retirement health care plans, respectively.

Weighted-average assumptions used to estimate the actuarial present value of benefit obligations as of June 30 are as follows:

	Retirement Income		Retirement Health Care
	2012	2011	2012	2011
Discount rate	3.87%	5.31%	3.86%	5.29%
Rate of compensation increase	3.71%	3.93%	n/a	n/a

NOTE 19. EMPLOYEE BENEFIT PLANS (Continued)

Weighted-average assumptions used to estimate the net periodic pension and other postretirement benefit costs as of June 30 are as follows:

	Retirement Income
	2012	2011	2010
Discount rate	5.31%	5.34%	6.81%
Rate of compensation increase	3.93%	4.20%	4.22%
Expected return on plan assets	8.12%	8.11%	8.11%

	Retirement Health Care
	2012	2011	2010
Discount rate	5.29%	5.36%	6.80%

The expected long-term rate of return assumption is based on an analysis of historical experience of the portfolio and the summation of prospective returns for each asset class in proportion to the fund’s current asset allocation.

Expected benefit payments for the Company’s pension and other postretirement plans as of June 30 are as follows:

	Retirement Income	Retirement Health Care
2013	$34	$6
2014	34	6
2015	35	5
2016	35	4
2017	37	4
Fiscal years 2018 — 2021	189	19

Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service.

The target allocations and weighted average asset allocations by asset category of the investment portfolio for the Company’s domestic retirement income plans as of June 30 are:

	% Target	% of Plan Assets
	Allocation	2012	2011
U.S. equity	29%	29%	50%
International equity	30	29	19
Fixed income	36	37	25
Other	5	5	6
Total	100%	100%	100%

The target asset allocation is determined based on the optimal balance between risk and return and, at times, may be adjusted to achieve the plan’s overall investment objective to generate sufficient resources to pay current and projected plan obligations over the life of the domestic qualified retirement income plan.

NOTE 19. EMPLOYEE BENEFIT PLANS (Continued)

The following table sets forth by level, within the fair value hierarchy, the retirement income plans’ assets carried at fair value as of June 30:

	2012
	Level 1	Level 2	Total
Cash equivalents	$2	$-	$2
Common/collective trusts
Bond funds	-	149	149
International equity funds	-	116	116
Domestic equity funds	-	106	106
Real Estate fund	-	21	21
Total common/collective trusts	-	392	392
Total assets at fair value	$2	$392	$394

	2011
	Level 1	Level 2	Total
Cash equivalents	$3	$-	$3
Mutual funds
Domestic equity fund	96	-	96
International equity funds	75	-	75
Bond fund	48	-	48
Real Estate fund	19	-	19
Total mutual funds	238	-	238
Common/collective trusts
Domestic equity fund	-	96	96
International equity funds	-	11	11
Bond funds	-	62	62
Total common/collective trusts	-	169	169
Total assets at fair value	$241	$169	$410

The carrying value of cash equivalents approximates their fair value as of June 30, 2012 and 2011.

Mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the plans as of June 30, 2011. As of June 30, 2012, the plan is not invested in mutual funds.

Common/collective trust funds are valued at a net asset value unit price determined by the portfolio’s sponsor based on the fair value of underlying assets held by the common collective trust fund on June 30, 2012 and 2011.

The common/collective trusts are invested in various trusts that attempt to achieve their investment objectives by investing primarily in other collective investment funds which have characteristics consistent with each trust’s overall investment objective and strategy.

Defined Contribution Plans

The Company has defined contribution plans for most of its domestic employees. The plans include The Clorox Company 401(k) Plan. Effective July 1, 2011, The Clorox Company 401(k) Plan was amended to enhance the matching of employee contributions and to provide for a fixed and non-discretionary annual contribution in place of the profit sharing component. Prior to July 1, 2011, Company contributions to the profit sharing component above 3% of employee eligible earnings were discretionary and were based on certain Company performance targets for eligible employees. The aggregate cost of the defined contribution plans was $46, $21, and $33 in fiscal years 2012, 2011 and 2010, respectively. Included in the 2011 and 2010 costs was $17, and $29, respectively, of profit sharing contributions. The Company also has defined contribution plans for certain of its international employees. The aggregate cost of these foreign plans was $1, $1 and $3 in fiscal years 2012, 2011 and 2010, respectively.

NOTE 20. SEGMENT REPORTING

The Company operates through strategic business units that are aggregated into four reportable segments: Cleaning, Household, Lifestyle and International. Beginning in the fourth quarter of fiscal year 2012, natural personal care financial results outside the U.S. are being reported in the International segment rather than in the Lifestyle segment because management of the International segment now has primary oversight of natural personal care financial results outside the U.S. All periods presented have been recast to reflect this change. The four reportable segments consist of the following:

  Cleaning consists of laundry, home care and professional products marketed and sold in the United States. Products within this segment include laundry additives, including bleach products under the Clorox® brand and Clorox 2® stain fighter and color booster; home care products, primarily under the Clorox®, Formula 409®, Liquid-Plumr®, Pine-Sol®, S.O.S® and Tilex® brands; naturally derived home care products under the Green Works® brand; and professional cleaning and disinfecting products under the Clorox®, Dispatch®, Aplicare®, HealthLink® and Clorox HealthcareTM brands.

  Household consists of charcoal, cat litter and plastic bags, wraps and container products marketed and sold in the United States. Products within this segment include plastic bags, wraps and containers under the Glad® brand; cat litter products under the Fresh Step®, Scoop Away® and Ever Clean® brands; and charcoal products under the Kingsford® and Match Light® brands.

  Lifestyle consists of food products, water-filtration systems and filters and natural personal care products marketed and sold in the United States. Products within this segment include dressings and sauces, primarily under the Hidden Valley® and K C Masterpiece® and Soy Vay® brands; water-filtration systems and filters under the Brita® brand; and natural personal care products under the Burt’s Bees® and güd® brands.

  International consists of products sold outside the United States. Products within this segment include laundry, homecare, water-filtration, charcoal and cat litter products, dressings and sauces, plastic bags, wraps and containers and natural personal care products, primarily under the Clorox®, Javex®, Glad®, PinoLuz®, Ayudin®, Limpido®, Clorinda®, Poett®, Mistolin®, Lestoil®, Bon Bril®, Nevex®, Brita®, Green Works®, Pine-Sol®, Agua Jane®, Chux®, Kingsford®, Fresh Step®, Scoop Away®, Ever Clean®, K C Masterpiece®, Hidden Valley® and Burt’s Bees® brands.

Certain non-allocated administrative costs, interest income, interest expense and various other non-operating income and expenses are reflected in Corporate. Corporate assets include cash and cash equivalents, other investments and deferred taxes.

NOTE 20. SEGMENT REPORTING (Continued)

	Fiscal Year	Cleaning	Household	Lifestyle	International	Corporate	Total Company
Net sales	2012	$1,692	$1,676	$901	$1,199	$-	$5,468
	2011	1,619	1,611	849	1,152	-	5,231
	2010	1,624	1,663	835	1,112	-	5,234

Earnings (losses) from continuing
operations before income taxes	2012	381	298	265	119	(272)	791
	2011	356	278	91	55	(217)	563
	2010	368	290	304	143	(300)	805

Income from equity investees	2012	-	-	-	11	-	11
	2011	-	-	-	8	-	8
	2010	-	-	-	9	-	9

Total assets	2012	942	818	887	1,219	489	4,355
	2011	838	848	886	1,201	390	4,163

Capital expenditures	2012	63	79	18	32	-	192
	2011	72	95	24	37	-	228
	2010	74	79	18	30	-	201

Depreciation and amortization	2012	45	73	18	25	17	178
	2011	44	73	18	22	16	173
	2010	51	77	21	22	12	183

Significant noncash charges included
in earnings before income taxes:
Share-based compensation	2012	13	12	6	1	(5)	27
	2011	14	13	6	2	(3)	32
	2010	11	10	5	2	32	60

Noncash goodwill impairment	2012	-	-	-	-	-	-
	2011	-	-	164	94	-	258
	2010	-	-	-	-	-	-

Fiscal year 2011 earnings (losses) from continuing operations before income taxes for the Lifestyle and International reportable segments included a noncash goodwill impairment charge of $164 and $94, respectively, for the Burt’s Bees business. Fiscal year 2011 diluted net earnings per share from continuing operations included the impact of $1.86 from this noncash goodwill impairment charge.

Fiscal years 2011 and 2010 net sales for the International segment included $34 and $29, respectively, that was previously reported in the Lifestyle segment. Fiscal years 2011 and 2010 earnings (losses) from continuing operations before income taxes for the International segment also included $92 and $1 of losses, respectively, that were previously reported in the Lifestyle segment. In addition, total assets for fiscal year 2011 for the International segment included $264 that was previously reported in the Lifestyle segment.

NOTE 20. SEGMENT REPORTING (Continued)

Total assets for Corporate included $267 and $259 of cash and cash equivalents for fiscal years 2012 and 2011, respectively.

All intersegment sales are eliminated and are not included in the Company’s reportable segments’ net sales.

Net sales to the Company’s largest customer, Walmart Stores, Inc. and its affiliates, were 26%, 27% and 27% for the fiscal years ended 2012, 2011 and 2010, respectively, of consolidated net sales and occurred in each of the Company’s reportable segments. No other customers exceeded 10% of consolidated net sales in any year. During fiscal years 2012, 2011 and 2010, the Company’s five largest customers accounted for 44%, 44% and 45% of its net sales, respectively.

The Company has three product lines that have accounted for 10% or more of consolidated net sales during each of the past three fiscal years. In fiscal years 2012, 2011 and 2010, respectively, sales of liquid bleach represented approximately 13%, 14% and 13% of the Company’s consolidated net sales, approximately 26%, 27% and 28% of net sales in the Cleaning segment and approximately 22%, 23% and 22% of net sales in the International segment. In fiscal years 2012, 2011 and 2010, respectively, sales of trash bags represented approximately 13%, 13% and 12% of the Company’s consolidated net sales, approximately 35%, 34% and 31% of net sales in the Household segment and approximately 10%, 11% and 10% of net sales in the International segment. Sales of charcoal represented approximately 11% of the Company’s consolidated net sales in each of the fiscal years 2012, 2011 and 2010 and approximately 35%, 34% and 36% of net sales in the Household segment, respectively.

Net sales and long-lived assets by geographic area as of and for the fiscal years ended June 30 were as follows:

	Fiscal Year	United States	Foreign	Total Company
Net sales	2012	$4,316	$1,152	$5,468
	2011	4,125	1,106	5,231
	2010	4,172	1,062	5,234

Property, plant and equipment, net	2012	$906	$175	$1,081
	2011	881	158	1,039

NOTE 21. UNAUDITED QUARTERLY DATA
	Quarters Ended
	September 30	December 31	March 31	June 30	Total Year
Fiscal year ended June 30, 2012
Net sales	$1,305	$1,221	$1,401	$1,541	$5,468
Cost of products sold	$759	$714	$808	$883	$3,164
Earnings from continuing operations	$130	$105	$134	$174	$543
Losses from discontinued operations,
net of tax	$-	$-	$(2)	$-	$(2)
Net earnings	$130	$105	$132	$174	$541
Per common share:
Basic
Continuing operations	$0.99	$0.79	$1.03	$1.34	$4.15
Discontinued operations	-	-	(0.01)	-	(0.01)
Basic net earnings per share	$0.99	$0.79	$1.02	$1.34	$4.14
Diluted
Continuing operations	$0.98	$0.79	$1.02	$1.32	$4.10
Discontinued operations	-	-	(0.01)	-	(0.01)
Diluted net earnings per share	$0.98	$0.79	$1.01	$1.32	$4.09
Dividends declared per common share	$0.60	$0.60	$0.60	$0.64	$2.44
Market price (NYSE)
High	$75.44	$69.61	$70.89	$73.54	$75.44
Low	63.56	63.06	66.37	66.72	63.06
Year-end					72.46
Fiscal year ended June 30, 2011
Net sales	$1,266	$1,179	$1,304	$1,482	$5,231
Cost of products sold	$705	$687	$729	$837	$2,958
Earnings (losses) from continuing operations	$140	$(163)	$141	$169	$287
Earnings from discontinued operations,
net of tax	$76	$184	$10	$-	$270
Net earnings	$216	$21	$151	$169	$557
Per common share:
Basic
Continuing operations	$0.99	$(1.17)	$1.03	$1.27	$2.09
Discontinued operations	0.55	1.32	0.07	-	1.97
Basic net earnings per share	$1.54	$0.15	$1.10	$1.27	$4.06
Diluted
Continuing operations	$0.98	$(1.17)	$1.02	$1.26	$2.07
Discontinued operations	0.54	1.32	0.07	-	1.95
Diluted net earnings per share	$1.52	$0.15	$1.09	$1.26	$4.02
Dividends declared per common share	$0.55	$0.55	$0.55	$0.60	$2.25
Market price (NYSE)
High	$67.86	$69.00	$72.43	$71.00	$72.43
Low	61.52	61.45	60.56	65.97	60.56
Year-end					67.44

Fiscal year 2011 earnings (losses) from continuing operations and net earnings included a $258 noncash goodwill impairment charge recognized for the Burt’s Bees business. Fiscal year 2011 diluted net earnings per share from continuing operations included the impact of $1.86 from this noncash goodwill impairment charge.

FIVE-YEAR FINANCIAL SUMMARY
The Clorox Company

	Years ended June 30
Dollars in millions, except share data	2012	2011(1)(2)	2010(1)	2009(1)	2008(1)(3)
OPERATIONS
Net sales	$5,468	$5,231	$5,234	$5,158	$4,954

Gross profit	2,304	2,273	2,319	2,204	2,012

Earnings from continuing operations	$543	$287	$526	$472	$382
(Losses) earnings from discontinued operations,
net of tax	(2)	270	77	65	79
Net earnings	$541	$557	$603	$537	$461

COMMON STOCK
Earnings per share
Continuing operations
Basic	$4.15	$2.09	$3.73	$3.36	$2.71
Diluted	4.10	2.07	3.69	3.33	2.68
Dividends declared per share	$2.44	$2.25	$2.05	$1.88	$1.66

OTHER DATA
Total assets	$4,355	$4,163	$4,548	$4,569	$4,704
Long-term debt	1,571	2,125	2,124	2,151	2,720

(1)	In November 2010, the Company completed the sale of the Auto Businesses pursuant to the terms of a Purchase and Sale Agreement and received cash consideration of $755. Included in earnings from discontinued operations for fiscal year ended June 30, 2011, is an after-tax gain on the transaction of $247. In connection with the discontinued operations presentation in the consolidated financial statements, certain financial statement footnotes have been updated to reflect the impact of discontinued operations.
(2)	Earnings from continuing operations and net earnings included the $258 noncash goodwill impairment charge recognized in fiscal year 2011 for the Burt’s Bees business. Diluted net earnings per share from continuing operations included the impact of $1.86 from this noncash goodwill impairment charge.
(3)	In fiscal year 2008, the Company acquired Burt’s Bees Inc. for an aggregate price of $913 excluding $25 paid for tax benefits associated with the acquisition. In addition, the Company entered into an accelerated share repurchase agreement under which it repurchased 12 million of its shares for an aggregate price of $750.